SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 30, 2004

COUNSEL CORPORATION
(Translation of registrant’s name into English)

Scotia Plaza
Suite 3200
40 King St. West
Toronto, Ontario
M5H 3Y2
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☑                    Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐                    No ☑

[If “Yes” is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-      ]

TABLE OF CONTENTS

2004 Third Quarter Report

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Counsel Corporation
	By:	/s/ Gary M. Clifford
		Name:	Gary M. Clifford
Date: November 17, 2004		Title:	Chief Financial Officer

Counsel Corporation

2004

Third Quarter Report
For the Period Ending September 30, 2004

REPORT TO SHAREHOLDERS

     We are pleased to report Counsel Corporation’s consolidated results for the third quarter of 2004. All amounts are stated in US dollars unless noted.

     Significant developments that took place during the quarter were:

Communications

•	In August, Acceris Communications Inc. implemented a plan to reduce operating costs and appropriately staff its organization in line with revenue expectations for the remainder of 2004. Management has recorded approximately $0.4 million in expenses related to the August 2004 restructuring in the third quarter of 2004 and anticipates that it will record expenses in future periods of $1.0 to $1.5 million related to the anticipated closure of facilities and the removal of assets from production. The restructuring was necessary due to softness in revenue, which has been attributed to regulatory uncertainties surrounding competitive local exchange carriers, Acceris’ decision to not actively market to 10-10-XXX customers and the continued price competition for international calls.

•	In October, Acceris was granted Chinese Patent No. ZL97192954.8 by the State Intellectual Property Office of the People’s Republic of China for its proprietary technology that enables Voice over Internet Protocol (VoIP) communications as it is most widely used today.

•	In October, Acceris issued a $5 million convertible term note with a three year term, convertible at the option of the holder at any time for $0.88 per share. In conjunction with the transaction, one million detachable warrants were granted with various exercise prices from $1.00 to $1.20 per share.

•	Mr. Jim Meenan appointed non-executive Chairman of Acceris’ Board of Directors.

Real Estate

•	In October 2004, Counsel Real Estate acquired a 50% interest in a shopping centre in Welland, Ontario having a gross leaseable area of approximately 170,000 square feet. The purchase price was $2.8 million which was funded by an advance on a first mortgage of $2.1 million, secured by the property.

Corporate

•	In August 2004, Counsel received a Nasdaq Listing Qualifications Panel determination denying Counsel’s request for continued inclusion on The Nasdaq SmallCap Market due to non-compliance with the shareholders’ equity /market value of listed securities/net income and bid price requirements. Consequently,

Counsel’s common stock was delisted from the Nasdaq Smallcap Market, and now trades on the OTC Electronic Bulletin Board.

•	In October 2004, income tax legislation was passed in a foreign jurisdiction that confirms the release of a material future income tax obligation. In the fourth quarter of 2004, the Company expects to record a reduction in its future income tax liabilities of approximately $25 million, primarily as a result of this legislation being passed.

For the third quarter ended September 30, 2004, the Company’s consolidated revenue from continuing operations was $29.6 million, a decrease of 22% from $38.0 million in the same period in 2003. The decrease in revenue is attributable to our communications business as a result of subscriber attrition, lower average revenue per minute and non-recurring revenue of $3.0 million that was recorded in the third quarter of 2003. The Company incurred a loss from continuing operations of $8.5 million, or $0.18 per share, basic and diluted, in the three months ended September 30, 2004, compared with income of $0.4 million, or a loss of $0.01 per share, in the three months ended September 30, 2003. The Company incurred a net loss of $8.5 million or $0.18 per share, basic and diluted, for the three months ended September 30, 2004, compared with net income of $0.8 million, or $0.01 per share, for the three months ended September 30, 2003.

For the nine months ended September 30, 2004, consolidated revenue decreased 14% to $94.1 million from $109.4 million in the same period last year. The net loss was $15.9 million or $0.32 per share, basic and diluted, for the first nine months of 2004 compared to $17.2 million, or $0.90 per share, basic and diluted, in the first nine months of 2003.

On behalf of the Board,

ALLAN SILBER
Chairman and Chief Executive Officer
November 12, 2004

COUNSEL CORPORATION
INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2004
(All dollar amounts are in thousands of US dollars, unless otherwise indicated)

INTRODUCTION

This management’s discussion and analysis (“MD&A”) of the results of operations of Counsel Corporation (“Counsel”, “the Company”) for the three months and nine months ended September 30, 2004 and its financial condition as at September 30, 2004 is based on the Company’s interim consolidated financial statements prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2003 and the notes thereto. References to interim financial statements are to the unaudited consolidated financial statements of Counsel as at and for the three and nine months ended September 30, 2004. Additional information about the Company, including the Annual Information Form, can be found on www.sedar.com. The effective date of this MD&A is November 10, 2004. As of October 29, 2004, the Company had 47,797,262 common shares and 10,319,731 Series A preferred shares (convertible into common shares on a one-for-one basis) issued and outstanding.

Forward-looking information

This MD&A contains forward-looking statements that involve risks and uncertainties. These statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plans”, “continue”, or the negative thereof or other variations thereof or comparable terminology referring to future events or results. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors. These factors include, without limitation: the timing of acquisitions and expansion opportunities, technological changes and changes to the business environment that may impact the Company’s capital expenditures and competitive factors that may impact revenue and operating costs and alter the timing and amount of the Company’s capital expenditures. Any of these factors could cause actual results to vary materially from current results or from the Company’s currently anticipated future results and financial condition. The Company wishes to caution readers not to place undue reliance on such forward-looking statements that speak only as of the date made, and that the Company undertakes no responsibility to update such information. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company’s filings with Canadian and United States securities regulatory authorities.

Definitions

The Company’s discussion of its financial results focuses on operating income (loss) and net earnings (loss). Operating income (loss) and net earnings (loss) are presented in the Company’s unaudited consolidated statement of operations. Operating income (loss) is defined as earnings from continuing operations before other gains, other losses and impairments, interest and taxes. It is important to note that operating income (loss) is not a measure of performance under Canadian GAAP. Operating income (loss) should not be considered in isolation or as a substitute for net earnings (loss) prepared in accordance with Canadian GAAP, or as a measure of operating performance or profitability. Operating income (loss) does not have a standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies.

Certain comparative figures have been reclassified to conform to the current period financial statement presentation.

OVERVIEW

Counsel is a diversified company focused on acquiring and building businesses in two specific sectors: communications in the United States and real estate in Canada.

The Company entered the communications sector in March 2001 when it acquired a controlling interest in I-Link Incorporated (name changed to Acceris Communications Inc. in 2003, “Acceris”). Acceris is a supplier of voice, data and enhanced communications products and services. Acceris operates as a facilities based telecommunications carrier providing local and long distance voice services to retail customers in the United States, and voice and data services to small and medium-sized businesses in the United States. Acceris also licenses a fully developed network convergence solution for voice and data based on its Internet Protocol (“IP”) communications technology, and is pursuing a patent enhancement strategy to protect/realize on the value of its assets.

The Company entered the real estate sector in 2002, when it completed the acquisition of five income-producing properties, consisting of approximately 730,000 square feet of leasable area and 13 acres of vacant land zoned for retail development in Canada. At September 30, 2004, Counsel owns seven income producing properties, consisting of 820,000 square feet, has two development projects ongoing, and has 13 acres of vacant land zoned for retail development in Canada.

CONSOLIDATED RESULTS OF OPERATIONS

The following table sets out the Company’s consolidated quarterly results of operations for the eight quarters ended September 30, 2004, under the basis of presentation utilized in its Canadian GAAP financial statements.

	Unaudited								Unaudited
									Nine months ended
									September 30
	2002	2003	2003	2003	2003	2004	2004	2004	2003	2004
	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q3	Q3
	$	$	$	$	$	$	$	$	$	$
Revenues
United States
Telecommunications	21,623	30,367	36,252	35,003	32,126	33,054	26,419	27,389	101,622	86,862
Technologies	47	—	1,050	1,049	65	450	90	—	2,099	540

	21,670	30,367	37,302	36,052	32,191	33,504	26,509	27,389	103,721	87,402
Canada
Real estate	1,704	1,783	1,988	1,901	2,127	2,270	2,181	2,229	5,672	6,680

	23,374	32,150	39,290	37,953	34,318	35,774	28,690	29,618	109,393	94,082
Operating costs and expenses:
Telecommunication costs[1]	14,453	25,748	21,319	20,072	18,867	16,635	15,477	15,349	67,139	47,461
Income producing properties[1]	946	944	1,047	882	999	1,266	1,256	1,127	2,873	3,649
Selling, general and administrative	12,805	15,530	15,906	14,777	15,198	15,943	15,404	15,378	46,213	46,725
Research and development	235	—	—	—	—	—	106	119	—	225
Provision for doubtful accounts	2,273	1,175	1,131	1,465	1,667	1,227	1,740	941	3,771	3,908
Depreciation and amortization	2,079	2,568	2,362	2,597	2,326	2,480	2,437	2,326	7,527	7,243

Operating loss before undernoted items	(9,417)	(13,815)	(2,475)	(1,840)	(4,739)	(1,777)	(7,730)	(5,622)	(18,130)	(15,129)
Gains and other income:
Short-term investments	405	448	1,929	1,617	1,224	570	668	124	3,994	1,362
Other	782	—	—	2,578	1,079	767	—	204	2,578	971
Impairments and other losses:
Write-down of short-term investments	(80)	(98)	(35)	—	(6)	(71)	(431)	(9)	(133)	(511)
Portfolio investments	—	—	(650)	—	—	—	—	(400)	(650)	(400)
Other	(1,159)	—	—	(657)	(368)	(37)	(376)	(73)	(657)	(486)
Interest income	49	38	114	395	73	66	111	126	547	303
Interest expense	(801)	(871)	(1,071)	(804)	(755)	(1,537)	(1,464)	(1,523)	(2,746)	(4,524)

Earnings (loss) before income taxes, non-controlling interest and discontinued operations	(10,221)	(14,298)	(2,188)	1,289	(3,492)	(2,019)	(9,222)	(7,173)	(15,197)	(18,414)
Income taxes	(2,253)	—	14	882	2,041	427	359	1,286	896	2,072
Non-controlling interest	—	—	—	—	—	10	33	13	—	56

Earnings (loss) from continuing operations	(7,968)	(14,298)	(2,202)	407	(5,533)	(2,456)	(9,614)	(8,472)	(16,093)	(20,542)
Discontinued operations:
Medical products and services
Medical products	(1,213)	211	10	29	70	22	—	—	250	22
Pharmaceutical products	(209)	(17)	145	(6)	137	(12)	(222)	35	122	(199)
Pharmacy services	(1,958)	—	—	—	—	—	—	—	—	—
Communications	(3,366)	(277)	371	213	223	103	—	—	307	103
Long-term care	(1,007)	(904)	(1,067)	140	86	(162)	4,902	(46)	(1,831)	4,694

Net earnings (loss)	(15,721)	(15,285)	(2,743)	783	(5,017)	(2,505)	(4,934)	(8,483)	(17,245)	(15,922)

Weighted average number of common shares outstanding (in thousands)	21,928	21,491	21,060	20,593	39,102	48,587	48,587	48,268	21,045	48,480
Basic and diluted net earnings (loss) per share from:
Continuing operations	(0.40)	(0.70)	(0.14)	(0.01)	(0.15)	(0.05)	(0.20)	(0.18)	(0.85)	(0.42)
Discontinued operations	(0.35)	(0.05)	(0.02)	0.02	0.01	(0.00)	0.10	(0.00)	(0.05)	0.10

Basic and diluted net earnings (loss) per share	(0.75)	(0.75)	(0.16)	0.01	(0.14)	(0.05)	(0.10)	(0.18)	(0.90)	(0.32)

1 exclusive of depreciation and amortization expense noted separately

Three-Month Period Ended September 30, 2004 Compared to Three-Month Period Ended September 30, 2003

In order to more fully understand the results of continuing operations for the three months ended September 30, 2004 as compared to the same period in 2003, it is important to note the following significant changes that occurred in the Company’s operations:

•	In November 2002, the Company began to sell a network product obtained from one new supplier. The sale of the product ceased in late July 2003. Revenue from this offering is recognized using the unencumbered cash method. In the third quarter of 2004, $161 in cash receipts from prior periods became unencumbered and recognized as revenue, versus the recognition of $3,079 of revenue during the same period in 2003. Further, most expenses associated with this offering were recorded when incurred. The Company recorded a $nil of telecommunications network costs in the third quarter of 2004, versus $807 during the same period in 2003. The cessation of this product does not qualify as discontinued operations under generally accepted accounting principles.

•	In January 2004, the Company commenced offering local dial tone services via the UNE-P platform. Acceris now offers these services in five states and has approximately 24,000 local customers.

•	In August 2004, the Company implemented a resizing of its telecommunications organization targeted at reducing its operating costs. The cost cutting reflects both the continued efficiencies created by the ongoing integration of the telecommunications operations, related to its four acquisitions over the last three years. As a result of the resizing, the Company’s work force was reduced by approximately 20 percent. The reduction affected staff in the San Diego, Pittsburgh and Somerset facilities. Management has recorded approximately $400 in expenses related to the August 2004 restructuring, of which $326 was paid in the third quarter, recorded in selling, general and administration expense and anticipates that it will incur expenses, in the fourth quarter, of $1,000 to $1,500 related to anticipated exit of facilities and the removal of assets from production.

•	In the real estate segment, two tenants of Imperial Square started leasing in the first quarter of 2004: A&W Restaurants and Galaxy Theatres.

Reference should also be made to the supplemental statistical and financial data disclosed herein.

Revenues:

Telecommunications revenue decreased $7,614 to $27,389 in the third quarter of 2004 from $35,003 in the same period during 2003. The primary reasons for the decrease were related to:

•	Our 10-10-XXX customer base is 125,000 at September 30, 2004 representing a 39.5% decline from September 2003. The customer attrition is a result of the Company’s decision to not directly market 10-10-XXX services since 2002. The Company has also seen the dial around monthly average revenue per user (“ARPU”) decline from $22.07 to $19.15, in the same period. This is attributed to increased cellular penetration and deregulation in various countries which have lower rates per month in those markets and due to greater competition from 1+ and local bundled offerings.

•	The 1+ customer base is 164,000, representing a 2.5% decline in subscribers from September 2003. ARPU declined 4.2% from $24.17 to $23.15 in the same period. Management attributes the decline in customer base to our decision to lead our sales offering with a local bundle versus a 1+ offering. ARPU has declined primarily due to continued price compression in the long distance business and as a result of the continued migration of people to greater cellular usage.

•	The enterprise customer base was 238 (2003 — 236) customers at the end of September 2004. The top ten customers account for 19.5% of all direct sales billings. Included in the third quarter of 2004 is $1,400 of direct sales revenue from one customer who has subsequently moved to another carrier.

•	The Company’s local bundled customers increased to 24,000 as at September 30, 2004, while ARPU was $37.62. The Company commenced offering a local bundle in five states (New York, New Jersey, Florida, Pennsylvania, and Massachusetts) during 2004 under the UNE-P platform. Local bundled customers are expected to have a longer life and higher ARPU than the Company’s existing 10-10-XXX and 1+ customers.

•	A decline of $2,918 due the discontinuance in July 2003 of the network service offering product. In November 2002, we began to sell a network service offering obtained from a new supplier. The sale of that product ceased in late July 2003. Revenue from this offering is recognized using the unencumbered cash method. In the third quarter of 2004, $161 was recognized in revenue compared to $3,079 in the same quarter of 2003.

Technology licensing and related services revenue was $nil in the third quarter of 2004 compared to $1,049 in the third quarter of 2003. The revenues in 2003 related to two contracts.

Real estate revenues increased $328 from $1,901 for the three months ended September 30, 2003 to $2,229 for the three months ended September 30, 2004. The main reason for the increase is the addition of two new tenants for our recently developed Imperial Square site in Guelph, Ontario, A&W Restaurants and Galaxy Theatres, which contributed $290.

Telecommunication costs:

Telecommunications network expense was $15,349 in the three months ended September 30, 2004, as compared to $20,072 during the same period in 2003, (including costs associated with our network service offering of $nil and $807, respectively).

Telecommunications services margins (telecommunications services revenues less telecommunications network expenses) continue to fluctuate significantly from period to period, and are expected to continue to fluctuate significantly for the foreseeable future. Predicting whether margins will increase or decline is difficult to do with certainty. Factors that have affected and continue to affect margins include:

•	Differences in attributes associated with the various long-distance programs in place at the Company. The effectiveness of each offering can change margins significantly from period to period. Some factors that affect the effectiveness of any program include the ongoing deregulation of phone services in various countries where customer traffic terminates, actions and reactions by competitors to market pricing, the trend toward bundled service offerings and the increasing level of wireline to cellular connections. In addition, changes in customer traffic patterns also increase and decrease margins.

•	Both the frame relay network and the voice network have significant fixed cost elements and minor variable per minute cost of traffic carried elements. Significant fluctuations in the number of minutes carried from month to month can significantly affect the margin percentage from period to period. Management has reduced the fixed network monthly costs by approximately $84 per month by September 2004.

•	Changes in contribution rates to the Universal Service Fund and other regulatory changes associated with the Fund include increases and decreases in contribution rates, changes in the method of determining assessments, changes in the definition of assessable revenue, and the limitation that Universal Service Fund charges collected from customers can no longer exceed contributions.

•	The expensing, on a period basis, of costs associated with a network service offering that was introduced in November 2002 and terminated in July 2003.

Income producing properties expense:

Income producing properties expense increased by $245 to $1,127 in the third quarter of 2004 from $882 in the third quarter of 2003. The increase relates to additional Imperial Square operating costs for the two new tenants of $75, and general increases in all other operating expenses for the other properties, which are being offset by the recoveries recorded in revenues.

Other operating costs and expenses:

The Company’s selling, general and administrative (“S,G&A”) expense was $15,349 in the three months ended September 30, 2004 compared to $14,777 during the same period of 2003. Costs are higher in 2004 as a percentage of revenue for a number of reasons including the $400 in costs related to the August 2004 resizing of the organization targeted at reducing its operating costs. The cost cutting reflects the continued efficiencies created by the ongoing integration of the telecommunications operations, related to its four acquisitions over the last three years. As a result of the resizing, the telecommunications work force was reduced by approximately 20 percent. The reduction affected staff in the San Diego, Pittsburgh and Somerset facilities. Management expects future expenses of $1,000 to $1,500 related to the anticipated closure of facilities and the removal of assets from production, related to the August restructuring. Additionally in 2004, legal costs were incurred relating to various litigation matters including shareholder direct and derivative actions, and the Company’s patent enforcement strategy. The Company also incurred higher telemarketing and infrastructure costs relating to our entry into the local dial tone business throughout 2004.

The Company’s research and development expense was $119 for the third quarter of 2004. This program was commenced in second quarter 2004 and is expected to allow the Company to provide enhanced telecommunication services to its customer base in the near term. The Company did not carry out any research and development work in 2003.

The provision for doubtful accounts was $941 in the three months ended September 30, 2004 as compared to $1,465 for the same period of 2003. The provision for doubtful accounts as a percent of revenue, excluding revenue from the discontinued network service offering, was approximately 3.4% for the three months ended September 30, 2004, versus approximately 4.6% for the three months ended September 30, 2003. Management is taking steps to bring the bad debt provision more into line with historical averages by tightening the credit granting process.

Depreciation and amortization was $2,326 in the three months ended September 30, 2004 compared to $2,597 during the same period of 2003.

Gains and other income:

The Company makes investments in equities of publicly traded companies, categorized as short-term investments. Gain on sale of short-term investments was $124 for the third quarter of 2004, compared to $1,617 for the third quarter of 2003.

Other income for the third quarter of 2004 was $204, compared to $2,578 for the same period in 2003. During the third quarter of 2004, other income relates to the estate of WorldxChange Communications, Inc. (“WorldxChange”) agreement to offset an unrecorded receivable of the Company against a legal obligation to the estate relating to the 2001 acquisition of the WorldxChange business from bankruptcy. The Company recognized a gain of $2,578 in the third quarter of 2003 on the assignment of certain liabilities of Acceris, owed to Winter Harbor LLC, to Counsel pursuant to a settlement agreement between the Company and Winter Harbor.

Impairments and other losses:

The Company recorded impairments on short-term investments of $9 in the third quarter of 2004 and $nil in the third quarter of 2003. Impairments are recorded when market prices decline below the cost of marketable securities.

The Company recorded impairments of certain portfolio investments of $400 in the third quarter of 2004 and $nil in the third quarter of 2003. One of the Company’s portfolio investment went into liquidation. Management concluded that there was uncertainty as to the recoverability of the investment and a full provision was recorded against the asset.

In the third quarter of 2004, the Company recorded other losses of $73 compared to $657 for the same period in 2003. The other loss in the third quarter of 2003, relates to the Company’s unsuccessful offer to acquire at least 45% of its then outstanding $40.8 million of 6% convertible unsecured subordinated debentures.

Interest income and expense:

Interest income was $126 for the third quarter of 2004 compared to $395 during the third quarter of 2003.

Interest expense increased $719 to $1,523 in the third quarter of 2004 from $804 during the same period of 2003. The increase was primarily due to the financing costs related to convertible preferred shares issued in December 2003.

Income taxes:

The income tax expense for the Company was $1,286 for the third quarter of 2004, compared to $882 for the same period in 2003. Counsel operates in Canada and the United States and is therefore subject to income taxes in multiple jurisdictions. The income tax expense reported in the statement of operations is based on a number of different estimates made by management. The effective tax rate can change from year to year based on the mix of income or loss among the different jurisdictions in which the Company operates, changes in tax laws in these jurisdictions, and changes in the estimated values of future tax assets and liabilities recorded on the balance sheet. The income tax expense reflects an estimate of cash taxes expected to be paid in the current year, as well as a provision for changes arising this year in the value of future tax assets and liabilities. The likelihood of recovering value from future tax assets such as loss carry forwards and the future tax depreciation of capital assets are assessed at each quarter-end and a valuation allowance may be established or modified. Changes in the amount of the valuation allowance required can materially increase or decrease the tax expense in a period. Significant judgment is applied to determine the appropriate amount of valuation allowance to record. Material changes in income tax assets, liabilities, expense and recoveries may occur in the short term.

In October 2004, income tax legislation was passed in a foreign jurisdiction that confirms the release of a material future income tax obligation. In the fourth quarter of 2004, the Company expects to record a reduction in the future income tax liabilities of approximately $25,000, primarily as a result of this legislation being passed.

Discontinued Operations:

In the third quarter of 2004, the Company recorded a loss from discontinued operations of $11 compared to earnings of $376 in the third quarter of 2003. In the third quarter of 2003, the communications business recognized $213 of contingent consideration from the sale of its VoIP network and customers to Buyers United Inc. (“BUI”).

Nine-Month Period Ended September 30, 2004 Compared to Nine-Month Period Ended September 30, 2003

In order to more fully understand the results of continuing operations for the nine months ended September 30, 2004 as compared to the same period in 2003, it is important to note the following significant changes that occurred in the Company’s operations:

•	In July 2003, the Company purchased all the outstanding shares of Transpoint. The operations of Transpoint have been included in the statement of operations for 2004. However, there were no such operations in the first six months of 2003.

•	In November 2002, the Company began to sell a network product obtained from one new supplier, who had not been utilized prior to that date. The sale of the product ceased in late July 2003. Revenue from this offering is recognized using the unencumbered cash method. In the nine month period ended September 30, 2004, $5,047 in cash receipts from prior periods became unencumbered and were recognized as revenue, versus the recognition of $7,221 of revenue during the same period in 2003. Further, most expenses associated with this offering were recorded when incurred. The Company recorded a $203 recovery of telecommunications network costs in the nine month period ended September 30, 2004, versus $9,197 in expenses during the same period in 2003. The cessation of this product does not qualify as discontinued operations under generally accepted accounting principles.

•	In January 2004, the Company commenced offering local dial tone services via the UNE-P platform. Acceris now offers these services in five states and has approximately 24,000 local customers.

•	In August 2004, the Company implemented a resizing of its telecommunication organization targeted at reducing its operating costs. The cost cutting reflects both the continued efficiencies created by the ongoing integration of the telecommunications operations, related to its four acquisitions over the last three years. As a result of the resizing, the Company’s work force was reduced by approximately 20 percent. The reduction affected staff in the San Diego, Pittsburgh and Somerset facilities. Management has recorded approximately $400 in expenses related to the August 2004 restructuring, of which $326 was paid in the third quarter, recorded in selling, general and administration expense and anticipates that it will expenses, in the fourth quarter, of $1,000 to $1,500 related to anticipated exit of facilities and the removal of assets from production.

•	In the real estate segment, two tenants of Imperial Square started leasing in the first quarter of 2004: A&W Restaurants and Galaxy Theatres.

Reference should also be made to the supplemental statistical and financial data disclosed herein.

Revenues:

Telecommunications revenue decreased $14,760 to $86,862 in the first nine months of 2004 from $101,622 in the same period during 2003. The primary reasons for the decrease were:

•	Our 10-10-XXX customer base is 125,000 at September 30, 2004 representing a 39.5% decline from September 2003. The customer attrition is a result of the Company’s decision to not directly market 10-10-XXX services since 2002. The Company has also seen the dial around monthly ARPU decline from $22.07 to $19.15, in the same period. This is attributed to increased cellular penetration and deregulation in various countries which have lower rates per month in those markets and due to greater competition from 1+ and local bundled offerings.

•	The 1+ customer base is 164,000, representing a 2.5% decline in subscribers from September 2003. ARPU declined 4.2% from $24.17 to $23.15 in the same period. Management attributes the decline in customer base to our decision to lead our sales offering with a local bundle versus a 1+

offering. ARPU has declined primarily due to continued price compression in the long distance business and as a result of the continued migration of people to greater cellular usage.

•	The enterprise customer base was 238 (2003 — 236) customers at the end of September 2004. The top ten customers account for 19.5% of all direct sales billings. Included in the nine months ended September 30, 2004 is $2,800 of direct sales revenue from one customer who has subsequently moved to another carrier.

•	The Company’s local bundled customers increased to 24,000 as at September 30, 2004, while ARPU was $37.62. The Company commenced offering a local bundle in five states (New York, New Jersey, Florida, Pennsylvania, and Massachusetts) during 2004 under the UNE-P platform. Local bundled customers are expected to have a longer life and higher ARPU than the Company’s existing 10-10-XXX and 1+ customers.

•	A $2,174 decrease in revenue related to the network service offering product that was discontinued in July 2003. In November 2002, we began to sell a network service offering obtained from a new supplier. The sale of that product ceased in late July 2003. Revenue from this offering is recognized using the unencumbered cash method. In the first nine months of 2004, $5,047 was recognized in revenue compared to $7,221 in the same period of 2003.

Technology licensing and related services revenue was $540 in the first nine months of 2004 compared to $2,099 in the same period of 2003. In the first nine months of 2003, the Company recorded revenue from two contracts: the AccessLine contract and a contract with a Japanese company. The revenue in 2004 relates to a contract that was entered into with a Japanese company in the third quarter of 2003. Under the terms of the contract, we earned $540 based on the receipt of funds related to the delivery of product in 2003. The Company has no continuing obligation related to this contract. Technology licensing revenues are project-based and, as such, these revenues will vary from period to period based on timing and size of technology licensing projects and payments.

Real estate revenues increased $1,008 from $5,672 for the nine months ended September 30, 2003 to $6,680 for the nine months ended September 30, 2004. The main reason for the increase was the addition of two new tenants for Imperial Square, A&W Restaurants and Galaxy Theatres, for $840, and a general increase in rents, operating and realty tax recoveries from other properties.

Telecommunication costs:

Telecommunications network expense was $47,461 for the nine months ended September 30, 2004, as compared to $67,139 during the same period in 2003, (including costs (recovery) associated with the network service offering of ($203) and $9,177, respectively).

Telecommunications services margins (telecommunications services revenues less telecommunications network expenses) continue to fluctuate significantly from period to period, and are expected to continue to fluctuate significantly for the foreseeable future. Predicting whether margins will increase or decline is difficult to estimate with certainty. Factors that have affected and continue to affect margins include:

•	Differences in attributes associated with the various long-distance programs in place at the Company. The effectiveness of each offering can change margins significantly from period to period. Some factors that affect the effectiveness of any program include the ongoing deregulation of phone services in various countries where customer traffic terminates, actions and reactions by competitors to market pricing, the trend toward bundled service offerings and the increasing level of wireline to cellular connections. In addition, changes in customer traffic patterns also increase and decrease margins.

•	Both the frame relay network and the voice network have significant fixed cost elements and minor variable per minute cost of traffic carried elements. Significant fluctuations in the number of minutes carried from month to month can significantly affect the margin percentage from period to period. Management has reduced the fixed network monthly costs by approximately $84 per month by September 2004.

•	Changes in contribution rates to the Universal Service Fund and other regulatory changes associated with the Fund include increases and decreases in contribution rates, changes in the method of determining assessments, changes in the definition of assessable revenue, and the limitation that Universal Service Fund charges collected from customers can no longer exceed contributions.

•	The expensing, on a period basis of costs associated with the network service offering that was introduced in November 2002 and terminated in July 2003. In the first nine months of 2004, a recovery of $203 was recorded from the network service offering, versus $9,177 in expenses for the same period of 2003.

Income producing properties expense:

Income producing properties expense increased by $776 to $3,649 for the first nine months of 2004 from $2,873 in the same period in 2003. The increase relates primarily to additional Imperial Square operating costs for the two new tenants of $229, and general increases in all other operating expenses for the other properties, which are being offset by the recoveries recorded in revenues.

Other operating costs and expenses:

The Company’s S,G&A expense was $46,725 in the nine months ended September 30, 2004 as compared to $46,213 during the same period of 2003. Costs are higher in 2004 as a percentage of revenue for a number of reasons including the $400 in costs related to the August 2004 resizing of the organization targeted at reducing its operating costs. The cost cutting reflects the continued efficiencies created by the ongoing integration of the telecommunications operations, related to its four acquisitions over the last three years. As a result of the resizing, the telecommunications work force was reduced by approximately 20 percent. The reduction affected staff in the San Diego, Pittsburgh and Somerset facilities. Management expects future expenses of $1,000 to $1,500 related to the anticipated closure of facilities and the removal of assets from production, related to the August restructuring. Additionally in 2004, legal costs were incurred relating to various litigation matters including shareholder direct and derivative actions, and the Company’s patent enforcement strategy. The Company also incurred higher telemarketing and infrastructure costs relating to our entry into the local dial tone business throughout 2004.

The Company commenced a research and development program in the second quarter of 2004, incurring costs of $225 in the nine months ended September 30, 2004. This program is expected to allow the Company to provide enhanced telecommunication services to its customer base in the near term. The Company did not carry out any research and development work in 2003.

The provision for doubtful accounts was $3,908 in the nine months ended September 30, 2004 as compared to $3,771 for the same period of 2003. The provision for doubtful accounts as a percent of revenue, excluding revenue from the network service offering, was approximately 4.7% for the nine months ended September 30, 2004, versus approximately 4.0% for the nine months ended September 30, 2003. Management is taking steps to bring the bad debt provision more into line with historical averages by tightening the credit granting process.

Depreciation and amortization was $7,243 in the nine months ended September 30, 2004 compared to $7,527 during the same period of 2003.

Gains and other income:

The Company makes investments in equities of publicly traded companies, categorized as short-term investments. Gain on sale of short-term investments was $1,362 for the first nine months of 2004,

compared to $3,994 for the first nine months of 2003. Included in 2004, was a gain of $1,090 related to the sale of BUI common stock. At the end of the second quarter of 2004, the Company no longer had any ownership in BUI.

Other income was $971 for the nine months ended September 30, 2004, compared to $2,578 in the same period in 2003. The other income for 2004 included a $767 gain related to the discharge of certain obligations associated with the Company’s former participation with a consortium of owners in an indefeasible right of usage and $204 from the estate of WorldxChange agreement to offset an unrecorded receivable of the Company against a legal obligation to the estate relating to the 2001 acquisition of the WorldxChange business from bankruptcy. The Company recognized a gain of $2,578 in the third quarter of 2003 on the assignment of certain liabilities of Acceris, owed to Winter Harbor LLC, to Counsel pursuant to a settlement agreement between the Company and Winter Harbor.

Impairments and other losses:

The Company recorded impairments on short-term investments of $511 the first nine months of 2004 and $133 in the first nine months of 2003. Impairments are recorded when market prices decline below cost of marketable securities.

During the first nine months of 2004, the Company recorded impairments on portfolio investments of $400 compared to $650 in the first nine months of 2003. The impairment in 2004 relates to one of the Company’s portfolio investments that went into liquidation. Management concluded that there was uncertainty as to the recoverability of the investment, and a full provision was recorded against the asset.

In the first nine months of 2004, the Company recorded other losses of $486 compared to $657 for the same period in 2003. The 2004 loss relates to the write down of a loan to a former employee that has gone into default. The Company has taken legal action to enforce collection. The 2003 loss relates to the Company’s unsuccessful offer to acquire at least 45% of its then outstanding $40.8 million of 6% convertible unsecured subordinated debentures.

Interest income and expense:

Interest income was $303 for the nine months ended September 30, 2004 compared to $547 during the same period of 2003.

Interest expense increased $1,778 to $4,524 in the first nine months of 2004 from $2,746 during the same period of 2003. The increase was primarily due to the dividend expense and accretion liability accrual on the convertible preferred shares issued in December 2003.

Income taxes:

The income tax expense for the Company was $2,072 for the first nine months of 2004, compared to $896 for the same period in 2003. Counsel operates in Canada and the United States and is therefore subject to income taxes in multiple jurisdictions. The income tax expense reported in the statement of operations is based on a number of different estimates made by management. The effective tax rate can change from year to year based on the mix of income or loss among the different jurisdictions in which the Company operates, changes in tax laws in these jurisdictions, and changes in the estimated values of future tax assets and liabilities recorded on the balance sheet. The income tax expense reflects an estimate of cash taxes expected to be paid in the current year, as well as a provision for changes arising this year in the value of future tax assets and liabilities. The likelihood of recovering value from future tax assets such as loss carry forwards and the future tax depreciation of capital assets are assessed at each quarter-end and a valuation allowance may be established or modified. Changes in the amount of the valuation allowance required can materially increase or decrease the tax expense in a period. Significant judgment is applied to determine the appropriate amount of valuation allowance to record. Material changes in income tax assets, liabilities, expense and recoveries may occur in the short term.

In October 2004, income tax legislation was passed in a foreign jurisdiction that confirms the release of a material future income tax obligation. In the fourth quarter of 2004, the Company expects to record a reduction in the future income tax liabilities of approximately $25,000, primarily as a result of this legislation being passed.

Discontinued Operations:

In the first nine months of 2004, the Company recorded earnings from discontinued operations of $4,620 compared to a loss of $1,152 in the same period of 2003. In 2004, the Company recorded a $4,563 gain from the sale of its retirement homes, pursuant to the lessee’s exercise of its option to purchase the homes. The sale closed on May 31, 2004.

Supplemental Statistical and Financial Data

The following data is provided for additional information about the Company’s telecommunications operations. It should be read in conjunction with the quarterly segment analysis provided herein. All amounts below are unaudited.

	2003				2004
(In millions of dollars, except where indicated)	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Gross revenues — product mix
Domestic long-distance	$7.8	$7.8	$7.4	$7.5	$6.4	$5.6	$5.4
International long-distance	12.8	14.4	15.3	15.1	13.0	11.3	10.5
Local dial tone	—	—	—	—	0.1	1.0	2.7
MRC/USF(1)	2.3	2.4	2.8	3.0	3.0	2.7	2.3
Dedicated voice	0.4	0.3	0.4	0.4	0.3	0.3	0.4
Direct sales revenues	7.1	6.8	5.9	5.9	5.4	5.1	5.8
Other	—	0.1	0.2	—	0.1	0.2	0.2

Total telecommunications revenue	$30.4	$31.8	$32.0	$31.9	$28.3	$26.2	$27.3
Network service offering	—	4.1	3.1	0.4	4.7	0.2	0.1
Technology licensing and development	—	1.1	1.0	0.1	0.5	0.1	—

Total revenues	$30.4	$37.0	$36.1	$32.4	$33.5	$26.5	$27.4

Telecommunications revenue by customer type:
Dial-around	$14.8	$13.3	$13.7	$13.3	$10.3	$9.0	$7.2
1+	8.5	11.6	12.2	12.7	12.4	11.0	11.4
Local dial tone	—	—	—	—	0.1	1.0	2.7
Direct sales	7.1	6.8	5.9	5.9	5.4	5.0	5.8
Other	—	0.1	0.2	—	0.1	0.2	0.2

Total telecommunications revenues	$30.4	$31.8	$32.0	$31.9	$28.3	$26.2	$27.3

Gross revenue — product mix (%):
Domestic long-distance	25.6%	24.6%	23.1%	23.5%	22.6%	21.4%	19.9%
International long-distance	42.1%	45.3%	47.8%	47.3%	45.9%	43.1%	38.4%
Local dial tone	—	—	—	—	0.4%	3.8%	9.8%
MRC/USF(1)	7.6%	7.5%	8.8%	9.4%	10.6%	10.3%	8.5%
Dedicated voice	1.3%	0.9%	1.3%	1.3%	1.0%	1.1%	1.3%
Direct sales revenues	23.4%	21.4%	18.4%	18.5%	19.1%	19.5%	21.4%
Other	—	0.3%	0.6%	0.0%	0.4%	0.8%	0.8%

Total telecommunications revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Gross revenues — product mix (minutes)
Domestic long-distance(5)	135,236,248	140,798,912	134,198,098	121,880,023	129,293,178	134,649,835	176,065,320
International long-distance	83,191,655	93,896,850	98,873,877	98,978,290	91,288,985	83,923,345	79,458,519
Dedicated voice	9,571,155	7,772,277	9,364,583	8,653,038	9,653,915	9,374,236	14,751,696

Active Retail Subscribers (in number of people):
Dial-around(2)
Beginning of Period	199,375	228,330	215,187	206,937	192,678	164,331	138,857
Adds	112,223	85,246	100,624	63,349	46,518	40,094	37,582
Churn	(83,268)	(98,389)	(108,874)	(77,608)	(74,865)	(65,568)	(51,237)

End of Period	228,330	215,187	206,937	192,678	164,331	138,857	125,202
Local dial tone
Beginning of Period	—	—	—	—	—	2,895	14,359
Adds	—	—	—	—	3,112	13,493	12,772
Churn	—	—	—	—	(217)	(2,029)	(3,512)

End of Period	—	—	—	—	2,895	14,359	23,619
1+(3)
Beginning of Period	72,008	136,896	174,486	168,242	161,570	165,847	172,162
Adds	109,646	81,040	43,964	25,356	25,344	27,093	23,574
Churn	(44,758)	(43,450)	(50,208)	(32,028)	(21,067)	(20,778)	(31,795)

End of Period	136,896	174,486	168,242	161,570	165,847	172,162	163,941

Total subscribers (End of Period)	365,226	389,673	375,179	354,248	333,073	325,378	312,762

Direct Sales(6)
Active Customer Base	276	254	236	227	256	252	238
Total top 10 billing	$1,243	$1,163	$1,094	$1,050	$926	$1,034	$1,130

Avg monthly revenue per user (active subscriptions) in absolute dollars:(4)
Dial-around	$21.61	$20.60	$22.07	$23.01	$20.89	$21.61	$19.15
Local dial tone	$—	$—	$—	$—	$11.51	$28.53	$37.62
1+	$20.70	$22.16	$24.17	$26.20	$24.92	$21.30	$23.15

[1]	MRC/USF represents “Monthly Recurring Charges” and “Universal Service Fund” fees charged to the customers.

[2]	“Dial-around” refers to a product which allows a customer to make a call from any phone by dialing a 10-10-XXX prefix.

[3]	“1+” refers to a product which allows a retail customer to directly make a long-distance call from their own phone by dialing “1” plus the destination number.

[4]	Average monthly revenues per user is calculated as the revenues of the quarter divided by the number of users at the end divided by 3 to get per monthly amount.

[5]	Includes Local Product Line Bulk/Package Rate Domestic Minutes

[6]	Represents Number of Parent Customers with Revenues greater than $0 in each calendar month.

The following data is provided as additional information about the Company’s real estate operations. It should be read in conjunction with the quarterly segment analysis provided herein. All amounts below are unaudited.

Income producing properties		September 30, 2004
		Occupancy	Net Book		Net	Net Operating	Interest	NOI less	Non-leveraged	Leveraged
Property	Location	Rates	Value	Mortgage	Equity	Income (‘NOI’)	Expense	Interest	Return	Return
			$	$	$	$	$	$	%	%
Portage Place	Peterborough, Ontario	97.54%	19,118	9,926	9,192	1,530	501	1,028	11%	15%
Southland Mall	Winkler, Manitoba	94.92%	7,217	5,299	1,918	690	266	424	13%	29%
Suncoast Mall	Goderich, Ontario	97.17%	7,731	4,472	3,259	669	229	440	12%	18%
Willowcreek Centre I	Peterborough, Ontario	100.00%	4,622	2,326	2,296	376	46 (ii)	331	11%	19%
Humboldt Mall	Humboldt, Saskatchewan	83.76%	1,156	—	1,156	108	—	108	12%	12%
1250 Steeles Ave. West	Brampton, Ontario	100.00%	2,486	1,608	878	229	61	168	12%	26%
Imperial Square	Guelph, Ontario	100.00%	5,573	2,527	3,046	381	68	313	(ii)	(ii)

			47,903	26,158	21,745	3,983	1,171	2,812

Mortgages allocated to real estate under development				2,886
Other loans and mortgages				1,130

			47,903	30,174	21,745

			Less: Internal management fees (i)			(176)
			Other corporate costs			(775)

						3,032

(i)	Income producing properties are internally managed and management fees are eliminated on consolidation

(ii)	During the first quarter of 2004, Imperial Square commenced its rental cycle through the opening of its anchor tenant, Galaxy Theatre in January and a free standing A&W restaurant pad in March. An 11,200 sq ft centre and a second restaurant pad are scheduled for completion in 2005, at which time, the Company expects to complete the first mortgage financing. Current operations, net book value and net equity figures are not representative of the final balances, therefore leveraged and non-leveraged returns are not being provided at this stage.

Segment analysis:

The Company believes that providing the results of business segments on a rolling eight-quarter basis, supplemented by commentary, provides meaningful information for users of the consolidated financial statements. The Company’s continuing communications operations are: Telecommunications and Technologies. Its other reportable segments are Real Estate and Corporate.

Telecommunications

	Unaudited								Unaudited
									Nine months ended
									September 30
	2002	2003	2003	2003	2003	2004	2004	2004
	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	2003	2004
	$	$	$	$	$	$	$	$	$	$
Revenues
Retail	21,623	30,367	32,110	31,924	31,718	28,358	26,229	27,228	94,401	81,815
Network services	—	—	4,142	3,079	408	4,696	190	161	7,221	5,047

	21,623	30,367	36,252	35,003	32,126	33,054	26,419	27,389	101,622	86,862
Operating costs and expenses:
Telecommunication costs (exclusive of network services, depreciation and amortization shown below)	12,458	19,543	19,154	19,265	18,941	16,635	15,680	15,349	57,962	47,664
Telecommunication costs — network services	1,995	6,205	2,165	807	(70)	—	(203)	—	9,177	(203)
Selling, general and administrative	8,667	13,556	13,158	13,027	13,000	13,990	13,454	13,126	39,741	40,570
Provision for doubtful accounts	2,273	1,175	1,131	1,465	1,661	1,227	1,740	941	3,771	3,908
Depreciation and amortization	1,291	1,826	1,757	1,994	1,528	1,602	1,549	1,415	5,577	4,566

Operating loss	(5,061)	(11,938)	(1,113)	(1,555)	(2,934)	(400)	(5,801)	(3,442)	(14,606)	(9,643)

Telecommunications business includes the operations of Acceris Communications Corp. (formerly WorldxChange Corp.), acquired in June 2001, and the Agent and Enterprise business of RSL.COM USA Inc. acquired in December 2002. The core business is as a U.S. facilities-based telecommunications provider in the retail long distance market. Telecommunications also provided a network service offering that commenced in the fourth quarter of 2002 and was discontinued in the third quarter of 2003. Telecommunications started offering local dial tone products to its residential and small business customers in the fourth quarter of 2003.

Industry Regulation

The telecommunications industry is subject to government regulation at federal, state and local levels. Any change in current government regulation regarding telecommunications pricing, system access, consumer protection or other relevant legislation could have a material impact on results of operations. Most of Acceris’ current operations are subject to regulation by the Federal Communications Commission (“FCC”) under the Communications Act of 1934. In addition, certain of its operations are subject to regulation by state public utility or public service commissions. Changes in, or changes in interpretation of, legislation affecting Acceris, could adversely affect operating results.

The Telecommunication Act of 1996 (the “1996 Act”), among other things, allows the Regional Bell Operating Companies (“RBOC”) and others to enter the long-distance business. Entry of the RBOCs or other entities, such as electric utilities and cable television companies, into the long-distance business may have a negative impact on Acceris’ business or its customers. Some of these entrants are expected to prove to be strong competitors because they are better capitalized, already have substantial customer bases, and enjoy cost advantages relating to local telecom lines and access charges. This could adversely impact operating results. In addition, the 1996 Act provides that state proceedings may in certain instances determine access charges that must be paid to the local exchange carriers. If these proceedings occur, rates could increase which could lead to a loss of customers and weaker operating results.

Overview of Federal Regulation

As a carrier offering telecommunications services to the public, Acceris is subject to the provisions of the Communications Act of 1934, as amended, and FCC regulations issued thereunder. These regulations require Acceris, among other things, to offer its regulated services to the public on a non-discriminatory basis at just and reasonable rates. Acceris is subject to FCC requirements that they obtain prior FCC approval for transactions that would cause a transfer of control of one or more regulated subsidiaries. Such approval requirements may delay, prevent or deter transactions.

International Service Regulation. Acceris possesses authority from the FCC, granted pursuant to Section 214 of the Communications Act of 1934, to provide international telecommunications service. The FCC has streamlined regulation of competitive international services and has removed certain restrictions against providing certain services. Presently, the FCC is considering a number of international service issues that may further alter the regulatory regime applicable to us. For instance, the FCC is considering revisions to the rules regarding the rates that international carriers like us pay for termination of calls to mobile phones located abroad.

Pursuant to FCC rules, Acceris has cancelled its international and domestic FCC tariffs and replaced them with a general service agreement and price lists. As required by FCC rules, Acceris has posted these materials on its web site. The “detariffing” of Acceris’ services has given it greater pricing flexibility for its services, but it is not entitled to the legal protection provided by the “filed rate doctrine,” which generally provides protections to carriers from legal actions by customers that challenge the terms and conditions of service.

Interstate Service Regulation. As an interexchange carrier (“IXC”), Acceris’ interstate telecommunications services are regulated by the FCC. While Acceris is not required to obtain FCC approval to begin or expand its interstate operations, it is required to obtain FCC approvals for certain transactions that would affect its ownership or the services it provides. Additionally, Acceris must file various reports and pay certain fees and assessments. Acceris is subject to the FCC’s complaint jurisdiction and must contribute to the federal Universal Service Fund (“USF”). Acceris must also comply with the Communications Assistance for Law Enforcement Act (“CALEA”), and certain FCC regulations which require telecommunications common carriers to modify their networks to allow law enforcement authorities to perform electronic surveillance.

Overview of State Regulation

Through certain of its subsidiaries, Acceris is authorized to provide intrastate interexchange telecommunications services and, in certain states, is authorized to provide competitive local exchange services by virtue of certificates granted by state public service commissions. Acceris’ regulated subsidiaries must comply with state laws applicable to all similarly certified carriers including the regulation of services, payment of regulatory fees and preparation and submission of reports. The adoption of new regulations or changes to existing regulations may adversely affect its ability to provide telecommunications services. Consumers may file complaints against Acceris at the public service commissions. The certificates of authority Acceris holds can be generally conditioned, modified, cancelled, terminated or revoked by state public service commissions. Further, many states require prior approval or notification for certain stock or asset transactions, or in some states, for the issuance of securities, debts, guarantees or other financial transactions. Such approvals can delay or prevent certain transactions.

Overview of Ongoing Policy Issues

Local Service. Through the 1996 Act, Congress sought to establish a competitive and deregulated national policy framework for advanced telecommunications and information technologies. To date, local exchange competition has not progressed to a point where significant regulatory intervention is no longer required. Regulators believed that a “hands-off” policy would drive local exchange service into an adequately competitive market, but there continues to be a strong need for policy issue clarification and construction. Some policy changes have been addressed through the court system, not the regulatory system. For instance, the FCC has attempted several times to develop a list of UNEs which are portions of the Incumbent Local Exchange Carrier (“ILEC”) networks and services that must be sold separately to competitors. On several occasions, the courts have rejected the FCC’s approach to defining UNEs. The FCC’s most recent attempt to develop rules, the Triennial Review Order, was vacated by the U.S. Circuit Court of Appeals in Washington D.C. on March 4, 2004. The Court’s ruling went into effect on June 16, 2004. In response, several competitive carriers filed appeals with the U.S. Supreme Court to seek a stay and review of the U.S. Circuit Court’s ruling. Those requests for appeal have been denied.

On August 20, 2004, the FCC issued interim UNE rules to replace those vacated by the DC Circuit Court (“Interim Rules”) as well as a Notice of Proposed Rulemaking (“NPRM”) seeking comments on new UNE rules. The Interim Rules provide for a twelve-month transition plan consisting of two phases. First, on an interim basis, ILECs are required to continue providing access to switching, enterprise market loops, and dedicated transport under the same rates, terms and conditions that applied under their interconnection agreements as of June 15, 2004. These rates, terms, and conditions shall remain in place until the earlier of (1) the effective date of final unbundling rules, or (2) March 14, 2005. If there are no permanent rules by then, under phase two ILECs will only be required to lease UNE-P switching at the higher of (1) the rate charged on June 15, 2004 plus one dollar, or (2) the rate a state public utility commission sets before March 14, 2005, plus one dollar. Second, in the absence of FCC rules on enterprise loops or transport, an ILEC will only be required to lease them at the higher of (1) 115% of the rate paid on June 15, 2004, or (2) 115% of the rate set by the state public utilities commission. This transition period applies to existing customers / facilities and does not permit CLECs to add new customers at these rates.

On August 23, 2004, a group of ILECs appealed the Interim Rules to the D.C. Circuit Court claiming that the FCC had impermissibly granted itself a stay of the effect of the D.C. Circuit Court’s earlier decision. In response, the Court issued an Order on October 6, 2004 holding its proceedings in abeyance until January 4, 2005. This court action ensures that the Interim Rules will remain in place until at least January 4, 2005.

Universal Service Fund. In 1997, the FCC issued an order implementing Section 254 of the 1996 Act, regarding the preservation of universal telephone service. Section 254 and related regulations require all interstate and certain international telecommunications carriers to contribute toward the USF, a fund that provides subsidies for the provision of service to schools and libraries, rural health care providers, low income consumers and consumers in high cost areas.

Quarterly, the Universal Service Administrative Company (“USAC”), which oversees the USF, reviews the need for program funding and determines the applicable USF contribution percentage that interstate telecommunications carriers must contribute. While carriers are permitted to pass through the USF charges to consumers, the FCC has strictly limited amounts passed through to consumers in excess of a carrier’s determined contribution percentage.

As discussed below, the industry is moving from traditional circuit-switched telephone service to digitized IP-based communications. It is possible that this trend could threaten the amount of revenues USAC can collect through the USF system, and that the resulting revenue shortfall could prevent the system from meeting its funding demands. Separately from the FCC’s inquiry into the regulation of IP-based voice service, the FCC could exercise its so called “permissive authority” under the 1996 Act and assess USF contribution on VoIP providers. To date, only some VoIP providers contribute to the USF. If VoIP providers were exempted from USF contributions, telecommunications carriers would likely pay significantly higher USF contributions; conversely, if VoIP providers were required to contribute, traditional telecommunications carriers would contribute less. In addition to the FCC, Congress is considering this issue. Current Congressional debates are divided over whether IP-based telephony service providers should be required to contribute to the USF. A decision to require VoIP providers to contribute to the USF may adversely affect Acceris’ provision of VoIP services.

VoIP Notice of Proposed Rule Making. In March 2004, the FCC issued the VoIP Notice of Proposed Rulemaking to solicit comments on many aspects of the regulatory treatment of VoIP services (the “VoIP

NPRM”). The FCC continues to consider the possibility of regulating access to IP-based services, but has not yet decided on the appropriate level of regulatory intervention for IP-based service applications. Should the FCC rule that Acceris’ software-based solution for VoIP deployment, and other similar service applications should be regulated, its VoIP services may be adversely affected.

Further, the VoIP NPRM will likely address the applicability of access charges to VoIP services. Access charges provide compensation to local exchange carriers for traffic that originates or terminates on their networks. Certain LECs have argued that certain types of VoIP carriers provide the same basic functionality as traditional telephone service carriers, in that they carry a customer’s call from an origination point to a termination destination. Any ruling or decision from the FCC requiring VoIP carriers to pay access charges to ILECs for local loop use may adversely affect Acceris’ VoIP services.

The VoIP NPRM is also expected to address the extent to which CALEA will be applicable to VoIP services. Recently, in a separate proceeding, the Federal Bureau of Investigation and other federal agencies have asked the FCC to clarify that VoIP is a telecommunications service, for the purpose of subjecting VoIP to CALEA’s wiretapping requirements.

Broadband Deployment. Broadband refers to any platform capable of providing high bandwidth-intensive content and advanced telecommunications capability. The FCC’s stated goal for broadband services is to establish regulatory policies that promote competition, innovation and investment in broadband services and facilities. Broadband technologies encompass evolving high-speed digital technologies that offer integrated access to voice, high-speed data, video-on-demand or interactive delivery services. The FCC is seeking to 1) encourage the ubiquitous availability of broadband access to the Internet, 2) promote competition across different platforms for broadband services, 3) ensure that broadband services exist in a minimal regulatory environment that promotes investment and innovation and 4) develop an analytical framework that is consistent, to the extent possible, across multiple platforms. The FCC has opened several inquiries to determine how to promote the availability of advanced telecommunications capability with the goal of removing barriers to deployment, encouraging competition and promoting broadband infrastructure investment. For instance, the FCC is considering the appropriate regulatory requirements for ILEC provision of domestic broadband telecommunications services. The FCC’s concern is whether the application of traditional common carrier regulations to ILEC-provided broadband telecommunications services is appropriate. On October 14, the FCC adopted an Order concluding that fiber-to-the-curb (“FTTC”) loops shall be treated in the same manner as fiber-to-the-home (“FTTH”) loops. Accordingly, ILECs will not be required to offer FTTC to competitors as UNEs. The FCC defined FTTC as “a local loop consisting of fiber optic cable connecting to a copper distribution plant that is not more than 500 feet from the customer’s premises or, in the case of predominantly residential multiple dwelling units (“MDUs”), not more than 500 feet from the MDU’s.” The FCC also clarified that ILECs are not required to build TDM capabilities into new packetized transmission facilities or add them to facilities where they never existed. Under other existing regulations, ILECs are treated as dominant carriers absent a specific finding to the contrary for a particular market and, as dominant carriers, shall still be subject to numerous regulations, such as tariff filing and pricing requirements.

On February 7, 2002, the FCC released its third biennial report on the availability of broadband, in which it concluded that broadband is being deployed in a reasonable and timely manner. The report showed that the advanced telecommunications services market continues to grow and that the availability of and subscribership to high-speed services increased significantly since the last report. Additionally, the report noted that investment in infrastructure for advanced telecommunications remains strong. The data in the report is gathered largely from standardized information from providers of advanced telecommunications capability including wireline telephone companies, cable providers, wireless providers, satellite providers, and any other facilities-based providers of 250 or more high-speed service lines (or wireless channels) in a given state.

Internet Service Regulation. The demand for high-speed Internet access has increased significantly over the past several years as consumers increase their Internet use. The FCC is active in reviewing the need for regulatory oversight of Internet services and to date has advocated less regulation and more market-based competition for broadband providers. The FCC’s stated policy is to promote the continued

development of the Internet and other interactive computer-based communications services. There can be no certainty that the FCC will continue to take a deregulatory approach to the Internet. Should the FCC increase regulatory oversight of Internet services, Acceris’ cost for providing those services could increase.

Telecommunications revenue was $86,862 in the first nine months of 2004, compared to $101,622 for the same period in 2003. The primary reason for the decrease was related to reduced traffic on the Company’s dial-around product. The decrease in traffic for this product was due primarily to an internal initiative to focus on a 1+ customer base with higher monthly billings. While this improved the quality of the Company’s revenue, the initial impact was a decrease in gross revenues associated with this product. In addition, a $2,174 decrease in revenue related to the network service offering product that was discontinued in July 2003.

Telecommunications network expense was $47,461 in the first nine months of 2004, compared to $67,139 for the same period in 2003. The decrease over 2003 relates primarily to the inclusion of costs related to the network service offering of $9,177 in the first nine months of 2003 and $203 recovery of costs in 2004, related to the discontinued network service offering. The remainder of the decrease is due to the decrease in telecommunications traffic, as discussed above.

Telecommunications’ S, G & A was $40,570 in the first nine months of 2004, compared to $39,741 for the same period in 2003.

Telecommunications’ provision for doubtful accounts was $3,908 in the first nine months of 2004 compared to $3,771 in the first nine months of 2003. This decrease is directly related to the shift of collection efforts to an external resource and, to a lesser extent, the change in product mix throughout the year and the shift in channels.

Technologies

	Unaudited								Unaudited
									Nine months ended
									September 30
	2002	2003	2003	2003	2003	2004	2004	2004
	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	2003	2004
	$	$	$	$	$	$	$	$	$	$
Revenues
Technology and patents	47	—	1,050	1,049	65	450	90	—	2,099	540
Operating costs and expenses:
Telecommunication costs (exclusive of depreciation and amortization shown below)					(4)	—	—	—	—	—
Selling, general and administrative	1,350	669	1,652	954	962	774	699	830	3,275	2,303
Research and development	235	—	—	—	—	—	106	119	—	225
Provision for doubtful accounts	—	—	—	—	6	—	—	—	—	—
Depreciation and amortization	470	517	517	517	528	564	565	566	1,551	1,695

Operating loss	(2,008)	(1,186)	(1,119)	(422)	(1,427)	(888)	(1,280)	(1,515)	(2,727)	(3,683)

The Technologies segment offers a proven network convergence solution for the deployment of IP-based voice and data services over a single network. Acceris has over nine years of experience developing Voice over Internet Protocol (“VoIP”) technologies. The Company’s proprietary soft-switch solution both enables existing telecom service providers to reduce telecommunications costs and permits new communications service providers to enter the enhanced communications market with limited investment. In addition, the Company has a patent portfolio that includes two VoIP patents (the “VoIP Patents”) which the Company believes are foundational VoIP patents for communications over traditional telecommunication networks. The Company is pursuing opportunities to leverage its patents through a focused licensing strategy that targets carriers, equipment vendors and customers who are deploying IP for phone-to-phone communication.

Technology licensing revenues and contributions are project based and, as such, these amounts will vary from period to period based on the timing and size of technology licensing projects and payments.

Technologies reported revenue of $540 in the first nine months of 2004 compared to $2,099 for the same period of 2003. The revenue in 2004 relates to a contract, which was entered into with a Japanese company in the third quarter of 2003. The revenues in 2003 relate to two contracts, Accessline and the Japanese company noted above.

In the first nine months of 2004, Technologies’ S, G & A expense was $2,303, down from $3,275 for the same period in 2003. It is anticipated that selling, general and administrative expense will change from year to year and quarter-to-quarter, based on the business volumes in the segment.

Real Estate

	Unaudited								Unaudited
									Nine months ended
									September 30
	2002	2003	2003	2003	2003	2004	2004	2004
	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	2003	2004
	$	$	$	$	$	$	$	$	$	$
Revenues
Canada	1,704	1,783	1,988	1,901	2,127	2,270	2,181	2,229	5,672	6,680
Operating costs and expenses:
Income producing properties	946	944	1,047	882	999	1,266	1,256	1,127	2,873	3,649
Depreciation and amortization	60	102	63	68	253	298	304	321	233	923

Operating income	698	737	878	951	875	706	621	781	2,566	2,108

The Company’s real estate business, Counsel Real Estate Inc., invests in and develops income-producing commercial properties, primarily retail shopping centres, and provides property management services.

Revenue generated in the first nine months of 2004 was $6,680 compared to $5,672 in the same period of 2003. The main reason for the increase was the addition of two new tenants for Imperial Square, Galaxy Theatres and A&W Restaurants for $840, and a general increase in rents, operating and realty tax recoveries from other properties.

Income producing properties expense increased by $776 to $3,649 for the first nine months of 2004 compared to $2,873 in the same period in 2003. The increase relates primarily to additional Imperial Square operating costs for the two new tenants of $229, and general increases in all other operating expenses for the other properties, which are being offset by the recoveries recorded in revenues.

The Company has two active development projects, Imperial Square and 1250 Steeles.

Imperial Square, an approximately 57,000 sq. ft. retail centre, is located in Guelph, Ontario. The Imperial Square property development of the strip centre is expected to cost approximately $8,700, and will be completed in the fourth quarter of 2004. The Company is funding this development through a non-revolving construction loan of up to $4,948, bearing interest at the greater of 9.25% or prime plus 3%.

The other development project, 1250 Steeles Avenue West, is located in Brampton, Ontario. Construction commenced in the third quarter of 2004 and is expected to cost approximately $1,500. The project is scheduled for completion in the fourth quarter of 2004.

Corporate

	Unaudited								Unaudited
									Nine months ended
									September 30
	2002	2003	2003	2003	2003	2004	2004	2004
	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	2003	2004
	$	$	$	$	$	$	$	$	$	$
Operating costs and expenses:
Selling, general and administrative	2,788	1,305	1,096	796	1,236	1,179	1,251	1,422	3,197	3,852
Depreciation and amortization	258	123	25	18	17	16	19	24	166	59

Operating loss	(3,046)	(1,428)	(1,121)	(814)	(1,253)	(1,195)	(1,270)	(1,446)	(3,363)	(3,911)

Head office costs for the nine months ended September 30, 2004 amounted to $3,911 compared to $3,363 for the same period in 2003. Management expects corporate costs to remain at levels experienced in recent quarters.

CAPITAL RESOURCES AND LIQUIDITY

Summary of Consolidated Balance Sheet Data

	September 30,	December 31,
	2004	2003
	$	$
Total assets	108,630	143,589
Working capital deficiency	(31,761)	(21,933)
Long-term financial liabilities	75,446	88,693

Working capital

The Company’s working capital declined $9,828 in the first nine months of 2004 resulting in a working capital deficit of $31,761 at September 30, 2004, compared to $21,933 at December 31, 2003. The primary change in working capital in the nine months is the decline in cash and cash equivalents used to fund Acceris’ operations. Uses of cash in 2004 are described below.

Sources of funding

The Company has $7,680 in cash and cash equivalents and short-term investments at September 30, 2004 compared to $19,377 at December 31, 2003. Sources of funding for the first nine months were from the proceeds from the sale of the retirement homes of $8,400, the sale of the BUI shares of $3,581 and real estate operations.

In October 2004, Acceris completed the issuance of a $5,000 convertible term note. This financing is intended to fund Acceris for the remainder of 2004, reducing its reliance on Counsel for funding.

Uses of funding

In the first nine months of 2004, $11,702 was used to fund the operations of Acceris under the Keep Well agreement (discussed below). Acceris used the funds to fund operations of $6,960, improve working capital by $4,484, reduce borrowings from its asset based lender by $4,862 and to make scheduled lease payments of $2,104. In addition to funding from Counsel, Acceris also disposed of its BUI shares for proceeds of $3,581. Counsel also made scheduled mortgage payments and acquired common shares for cancellation pursuant to our normal course issuer bid.

Acceris has incurred substantial operating losses and negative cash flows from operations since inception and had a shareholders’ deficit of $58,190 and negative working capital of $22,092 at September 30, 2004. Acceris is financing its operations through amounts provided by Counsel with an outstanding loan balance of $50,006 and a revolving credit facility with an outstanding balance of $7,265, as of September 30, 2004. Counsel has agreed to fund, through long-term inter-company advances or equity contributions, all capital investment, working capital or other operational cash requirements of Acceris (the “Keep Well”). The Keep Well obligates Counsel to continue its financial support of Acceris through June 30, 2005. During the first nine months of 2004, Counsel advanced Acceris approximately $11,702 under its Keep Well. During 2004, Acceris intends to approach the capital markets directly to raise funds. Should this not occur Acceris will call upon the Keep Well. At September 30, 2004, Counsel has $7,680 in cash and equivalents and short-term investments to support any requirements under the Keep Well. Counsel also has the ability to obtain additional financing on its existing assets, including but not limited to its 91% equity interest in Acceris and loans receivable from Acceris, as well as its long-term care, real estate and other corporate assets. While management believes that the Company will be able to meet its commitments, the possibility exists that unforeseen events, adverse business conditions, or other factors could affect the Company’s liquidity. If such events or conditions occur, management believes the Company could pursue alternative plans. However, there can be no assurance that such alternatives will be available or that management will be successful in their implementation.

In August 2004, the Company implemented a resizing of Acceris targeted at reducing its operating costs. The cost cutting reflects the continued efficiencies created by the ongoing integration of the telecommunications operations, related to its four acquisitions over the last three years. As a result of the resizing, the telecommunications work force was reduced by approximately 20 percent. The reduction affected staff in the San Diego, Pittsburgh and Somerset facilities. Management has recorded approximately $400 in expenses related to the August 2004 restructuring in the third quarter, recorded in selling, general and administration expense and anticipates that it will incur expenses, in the fourth quarter, of $1,000 to $1,500 related to anticipated exit of facilities and the removal of assets from production.

While management believes that the Company will be able to meet its commitments, the possibility exists that unforeseen events, adverse business conditions, or other factors could affect the Company’s liquidity. If such events or conditions occur, management believes the Company could pursue alternative plans. However, there can be no assurance that such alternatives will be available or that management will be successful in their implementation.

Convertible preferred shares

On December 19, 2003, the Company completed a private placement of a new series of convertible preferred shares for proceeds of $15,000. The preferred shares are entitled to a dividend of 6% per annum, payable semi-annually on January 1 and July 1 of each year, commencing July 1, 2004. If cash dividends are not paid when due, the Company must pay the dividend via the issuance of additional preferred shares, subject to an aggregate maximum of 2,000,000 Series A preferred shares. The preferred shares are convertible on a one-for-one basis into common shares by the holder and the Company, contingent on certain conversion factors. The preferred shares are redeemable at the option of the holder, commencing on January 1, 2009, at their original price plus all accrued and unpaid dividends.

Under Canadian GAAP, the Company accounts for such a financial instrument as a hybrid instrument because of its debt and equity components. At December 19, 2003, $11,200 of the instrument was included in liabilities, while $3,800 of the instrument was included in shareholders’ equity.

On July 1, 2004, the Company declared a dividend on its Series A preferred shares, which was paid by the issuance of 319,731 preferred shares.

Property, plant and equipment

Investment in property, plant and equipment for the three and nine months ended September 30, 2004 was $478 and $886, respectively, (same periods in 2003 — $333 and $1,710, respectively). The Company expects to invest approximately $1,500 in property, plant and equipment during fiscal 2004. Funding for these investments is expected to come from cash on hand and short-term investments, operating cash flows, and from funds raised by Acceris.

Property under development

Investment in property under development for the three months and nine months ended September 30, 2004 was $439 and $3,884, respectively (same periods in 2003 — $994 and $1,777, respectively). The Company expects to invest approximately $5,600 in property under development in fiscal 2004. Funding for these investments is expected to come from long term financing, cash on hand and short-term investments, and real estate operating cash flows.

Acquisition of securities

On December 12, 2003, the Company renewed its normal course issuer bid to purchase up to 2,430,113 common shares or 5% of the outstanding common shares of the Company, during the 12-month period beginning December 16, 2003 and ending on December 15, 2004.

During the first nine months of 2004 the Company acquired 700,000 common shares for $408 pursuant to the bid, compared to 1,337,200 shares acquired for $3,431 in first nine months of 2003 (third quarter 2003 — 313,300 shares for $1,430). In the first nine months of 2003, the Company retired $1,700 of convertible debentures for $1,289.

Contingencies

The Company, from time to time, is involved in various claims, legal proceedings and complaints arising in the ordinary course of business. Other than set out below, the Company is not aware of any pending or threatened proceedings that would have a material adverse effect on the consolidated financial condition or future results of the Company.

On October 31, 2003, the Company settled its outstanding 6% convertible debentures at maturity by delivering 690 common shares for each thousand dollars of principal, resulting in the issuance of 28.2 million common shares. A significant debenture holder filed a lawsuit to restrain the Company from satisfying its obligation to repay the debentures at maturity by delivering common shares. On October 28, 2003 the Ontario Superior Court of Justice dismissed the lawsuit. The debenture holder has appealed this decision.

On April 16, 2004, certain shareholders of Acceris (the “Plaintiffs”) filed a putative derivative complaint in the Superior Court of the State of California in and for the County of San Diego, (the “Complaint”) against Acceris, WorldxChange Corporation (sic), Counsel Communications LLC, and Counsel as well as certain present and former officers and directors of Acceris, some of whom also are or were directors and/or officers of the other corporate defendants (collectively, the “Defendants”). The Complaint alleges, inter alia, that the Defendants, in their respective roles as controlling shareholder and directors and officers of Acceris committed breaches of the fiduciary duties of care, loyalty and good faith and were unjustly enriched, and that the individual Defendants committed waste of corporate assets, abuse of control and gross mismanagement. The Plaintiffs seek compensatory damages, restitution, disgorgement of allegedly unlawful profits, benefits and other compensation, attorneys’ fees and expenses in connection with the Complaint. Acceris and Counsel believe that these claims, in their entirety, are without merit and intend to vigorously defend this action. There is no assurance that this matter will be resolved in Acceris’ or Counsel’s favour and an unfavourable outcome of this matter could have a material adverse impact on the Company’s business, results of operations, financial position or liquidity.

Counsel, Acceris and several of Acceris’ current and former executives and Acceris’ board members were named in a securities action filed in the Superior Court of the State of California in and for the County of San Diego on April 16, 2004, in which the plaintiffs made claims nearly identical to those set forth in the derivative suit described above. Acceris and Counsel believe that these claims in their entirety are without merit and intend to vigorously defend this action. There is no assurance that this matter will be resolved in Acceris and Counsel’s favour and an unfavourable outcome of this matter could have a material adverse impact on the Company’s business, results of operations, financial position or liquidity.

In connection with Acceris’ efforts to enforce its patent rights, Acceris Communications Technologies Inc. filed a patent infringement lawsuit against ITXC Corp. (“ITXC”) in the United States District Court of the District of New Jersey on April 14, 2004. The complaint alleges that ITXC’s VoIP services and systems infringe the Company’s U.S. Patent No. 6,243,373, entitled “Method and Apparatus for Implementing a Computer Network/Internet Telephone System.” On May 7, 2004, ITXC filed a lawsuit against Acceris Communications Technologies Inc., and the Company, in the United States District Court for the District of New Jersey for infringement of five ITXC patents relating to VoIP technology, directed generally to the transmission of telephone calls over the Internet and the completion of telephone calls by switching them off the Internet and onto a public switched telephone network. Acceris believes that the allegations contained in ITXC’s complaint are, in their entirety, without merit and Acceris intends to provide a vigorous defense to ITXC’s claims. There is no assurance that this matter will be resolved in Acceris’ favour and an unfavourable outcome of this matter could have a material adverse impact on the Company’s business, results of operations, financial position or liquidity.

At Acceris’ Adjourned Meeting of Stockholders held on December 30, 2003, the stockholders approved an amendment to the Articles of Incorporation, deleting Article VI thereof (regarding liquidations, reorganizations, mergers and the like). Stockholders who were entitled to vote at the meeting and advised Acceris in writing prior to the vote on the amendment, that they dissented and intended to demand payment for their shares if the amendment was effectuated, were entitled to exercise their appraisal rights and obtain payment in cash for their shares under Sections 607.1301 — 607.1333 of the Florida Business Corporation Act, provided their shares were not voted in favor of the amendment. In January 2004, appraisal notices in compliance with Florida corporate statutes were sent to all stockholders who had advised Acceris of their intention to exercise their appraisal rights. The appraisal notices included Acceris’ estimate of the fair value of its shares, being $4.00 per share on a post-split basis. These stockholders had until February 29, 2004 to return their completed appraisal notices along with certificates for the shares for which they were exercising their appraisal rights. Approximately 33 stockholders holding approximately 74,000 shares had returned completed appraisal notices by February 29, 2004. A stockholder of 20 shares notified accepted of the offer of $4.00 per share, while the stockholders of the remaining shares did not accept the offer. Subject to the qualification that Acceris may not make any payment to a stockholder seeking appraisal rights if, at the time of payment, its total assets are less than its total liabilities, stockholders who accepted its offer to purchase their shares at the estimated fair value will be paid for their shares within 90 days of receipt of a duly executed appraisal notice. If Acceris should be required to make any payments to dissenting stockholders, Counsel will fund any such amounts through the purchase of shares of common stock. Stockholders who did not accept Acceris’ offer were required to indicate their own estimate of fair value. Because Acceris did not agree with the estimates submitted by most of the dissenting shareholders, Acceris has sought a judicial determination of the fair value of the common stock held by the dissenting stockholders. On June 24, 2004, Acceris filed suit against the dissenting shareholders seeking a declaratory judgment, appraisal and other relief in the Circuit Court for the 17th Judicial District in Broward County, Florida. There is no assurance that this matter will be resolved in Acceris’ favour and an unfavourable outcome of this matter could have a material adverse impact on the Company’s business, results of operations, financial position or liquidity.

Guarantees

The Company has guaranteed the repayment of certain mortgages amounting to $40,447. Seven of these mortgages, amounting to $31,103, are payable by a limited partnership in which the Company has a 50% equity interest. The Company’s investment in this limited partnership has a carrying value of $nil. In 1984 the Company sold seven long-term care facilities to the limited partnership, and the Company continues to act as guarantor for the repayment of the first mortgages on the facilities, which were assumed by the limited partnership. The limited partnership is in compliance with the terms of the mortgages and, accordingly, the Company has not recognized any liability that may arise under the guarantees provided. The Company believes that the value of the facilities, which have been provided as collateral for the guarantee, is in excess of the amount of the mortgages and, on a sale or liquidation, would be sufficient to reimburse the Company for any payments that became due under these guarantees.

In addition, the Company has provided a guarantee for the repayment of a mortgage of $9,344 payable by another limited partnership. In 1985 the Company sold a long-term care facility to the limited partnership. The mortgage on the facility was assumed by the partnership and continues to be guaranteed by the Company. The Company receives a fee for this guarantee. The Company has no equity interest in the partnership; however, it does receive an annual incentive fee from the partnership based on the partnership’s financial performance, and is entitled to participate in the proceeds of a sale or refinancing of the facility. The limited partnership is in compliance with the terms of the mortgage and, accordingly, the Company has not recognized any liability that may arise under this guarantee. The

Company believes that the value of the facility, which has been provided as collateral for the guarantee, is in excess of the amount of the mortgage and, on a sale or liquidation, would be sufficient to reimburse the Company for any payment that became due under this guarantee.

In October 2004, Counsel agreed to subordinate all of its loans in Acceris in favour of both the revolving credit facility and newly issued convertible term note. Under the subordination agreement, Counsel further agreed to guarantee Acceris’ revolving credit facility and the October 2004 convertible term note with a face obligation of $5,000 and to pledge all of its shares owned in Acceris as security for the related debts. At September 30, 2004, $7,265 was owing under the revolving credit facility.

CRITICAL ACCOUNTING ESTIMATES

Management’s Discussion and Analysis (“MD&A”) of financial condition and results of operations discusses the Company’s interim consolidated financial statements, which have been prepared in accordance with accounting policies generally accepted in Canada (“Canadian GAAP”). The preparation of these interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to the application of purchase accounting, the assessment of recoverability of customer and loans receivables, the valuation of portfolio investments, and the cash-flows expected to be derived from long lived assets including property under development, income producing properties, property, plant and equipment and intangible assets. Management bases its estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

This discussion and analysis should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2003 and the notes thereto. To aid in the understanding of the Company’s financial reporting, its critical accounting policies are described below. These policies have the potential to significantly impact the Company’s financial statements, either because of the significance of the financial statement item to which they relate, or because they require judgment and estimation due to the uncertainty involved in measuring, at a specific point in time, events which are continuous in nature. The Company has identified its most critical accounting estimates to be the following:

Revenue recognition

Telecommunication services

Revenue is generally recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the Company’s price to the customer is fixed or determinable, and collection of the resulting receivable is reasonably assured. Revenue is derived from telecommunications usage, based on minutes of use. Revenue derived from usage is recognized as services are provided, based on agreed upon usage rates and net of estimated bad debts, customer credits and billing errors, which are recorded at the same time the corresponding revenue is recognized. Revenue for a period is calculated from information received through the Company’s network switches. Bad debts, customer credits and billing errors are significant estimates made by management based on a number of factors including historical experience and current trends. Revenues from billings for services rendered where collectibility cannot be determined are recognized when the cash collections to be retained by the Company are finalized.

Revenues for the Company’s network service offering, which it began to sell in November 2002 and ceased selling in July 2003, are accounted for using the unencumbered cash method. The Company determined that collectibility of the amounts billed to customers was not reasonably assured at the time of the billing. Under its agreements with local exchange carriers (“LECs”), cash collections remitted to the Company are subject to adjustment, generally over several months. Accordingly, the Company recognizes revenue when the actual cash collections to be retained by the Company are finalized and unencumbered. There is no further billing of customers for the network service offering subsequent to the program’s termination.

Technology licensing

Revenue from the sale of software licenses is recognized when a non-cancelable agreement is in force, the license fee is fixed or determinable, acceptance has occurred and collectibility is reasonably assured. Maintenance and support revenue is recognized ratably over the term of the related agreements. When a license of technology requires continued support or involvement of the Company, contract revenue is spread over the period of the required support or involvement.

Valuation of portfolio investments

Portfolio investments represent investments in both publicly traded and privately held companies. These investments are accounted for using the cost method. Under the cost method, the investment is initially recorded at cost and earnings from such investments are only recognized to the extent received or receivable. Provisions for loss in value are recorded if a decline in value is considered to be other than temporary. Neither unrealized gains nor recoveries in valuation, if any, are reflected in the consolidated financial statements.

Valuation of intangible assets

Effective 2002, companies are no longer permitted to amortize goodwill on a periodic or routine basis. Instead, the carrying value of goodwill must be assessed at least annually based on a comparison of a reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit.

Intangible assets are recorded at fair value upon acquisition. Finite-life intangible assets are amortized on a straight-line basis over their estimated useful life of one to five years.

On an ongoing basis, management reviews the carrying value of intangible assets and the amortization of finite-life intangible assets, taking into consideration any events and circumstances that might have impaired their carrying values. The Company assesses impairment by determining whether the carrying value exceeds the fair value, determined as the consideration that would be agreed upon in an arm’s length transaction. If the fair value is determined to be less than the net book value, the excess of the net book value over the fair value is charged to operations in the period in which such impairment is determined by management.

Valuation of income producing properties

Income producing properties are carried at the lower of depreciated cost and net recoverable amount. A write-down to net recoverable amount is recognized when a property’s undiscounted cash flows are less than its carrying value. Projections of future cash flows take into account the specific business plan for each property and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market. The use of net recoverable amount to assess the carrying value at which a property is reported assumes the property will be held for the long term. Otherwise, the net realizable value method is used. Estimated net realizable value represents the estimated selling price reduced by any costs expected until final disposition, assuming reasonable market conditions.

Income taxes

Counsel operates in Canada and the United States and is therefore subject to income taxes in multiple jurisdictions. The income tax expense reported in the statement of operations is based on a number of different estimates made by management. The effective tax rate can change from year to year based on the mix of income or loss among the different jurisdictions in which the Company operates, changes in tax laws in these jurisdictions, and changes in the estimated values of future tax assets and liabilities recorded on the balance sheet. The income tax expense reflects an estimate of cash taxes expected to be paid in the current year, as well as a provision for changes arising this year in the value of future tax assets and liabilities. The likelihood of recovering value from future tax assets such as loss carry forwards and the future tax depreciation of capital assets are assessed at each quarter-end and a valuation allowance may be established or modified. Changes in the amount of the valuation allowance required can materially increase or decrease the tax expense in a period. Significant judgment is applied to determine the appropriate amount of valuation allowance to record. Material changes in income tax assets, liabilities, expense and recoveries may occur in the short term.

Restrictions in the Company’s ability to utilize income tax loss carry forwards have occurred in the past due to the application of change in ownership tax rules in the United States. There is no certainty that the application of these rules may not re-occur, resulting in further restrictions on the Company’s income tax loss carry forwards existing at a particular time. Any such additional limitations could require the Company to pay income taxes in the future and record an income tax expense to the extent of such liability.

The Company could be liable for income taxes on an overall basis while having unutilized tax loss carry forwards, since these losses may be applicable to one jurisdiction and/or particular line of business while earnings may be applicable to a different jurisdiction and/or line of business. Additionally, income tax loss carry forwards may expire before the Company has the ability to utilize such losses in a particular jurisdiction and there is no certainty that current income tax rates will remain in effect at the time when the Company has the opportunity to utilize reported tax loss carry forwards.

NEW ACCOUNTING PRONOUNCEMENTS

Generally accepted accounting principles and general standards of financial statement presentation

Effective January 1, 2004, the Company has adopted the new recommendation of the Canadian Institute of Chartered Accountants (“CICA”) with respect to accounting standards surrounding GAAP and general standards of financial statement presentation. These standards lay out a framework for application of GAAP and the fair presentation of financial standards in accordance with GAAP. This standard is effective for fiscal years beginning on or after October 1, 2003. As a result of these new recommendations, effective January 1, 2004, the Company adopted the change to amortize its income producing properties on a straight-line basis, over their remaining useful economic life, as the sinking fund method of amortization is no longer considered to be GAAP. Previously, income producing properties were amortized using the sinking fund method, whereby the cost of the building was amortized over a maximum period of 30 years in a series of annual installments increasing at a rate of 5%, compounded annually. This change in accounting policy has been applied prospectively and has the effect of increasing the net loss for the nine months ended September 30, 2004 by $459.

Stock-based compensation

Effective January 1, 2004, the Company adopted Section 3870 of the CICA Handbook, “Stock-based Compensation and Other Stock-based Payments” (“CICA HB 3870”). This standard requires the Company to recognize an expense in the financial statements for all forms of employee stock-based compensation, including stock options. The adoption of the new accounting principle for the Company has been applied retroactively, without restatements to prior periods. Retained earnings at December 31, 2003 was reduced by $528, with an offsetting increase in contributed surplus. A compensation expense of $599 has been recognized in first nine months of 2004.

Consolidation of variable interest entities

The CICA issued accounting guideline AcG-15, Consolidation of Variable Interest Entities (“VIEs”), which will be effective for all fiscal periods beginning on or after November 1, 2004. The guideline requires the Company to identify VIEs in which it has an interest, determine whether it is the primary beneficiary of such entities, and, if so, to consolidate the VIE. A VIE is an entity that is structured such that either (a) the equity is not sufficient to permit the entity to finance its activities without external support, or (b) equity investors lack either direct or indirect ability to make decisions about the entity’s activities, an obligation to absorb expected losses or the right to receive expected residual returns. A primary beneficiary is an enterprise that will absorb a majority of a VIE’s expected losses, receive a majority of its expected residual returns, or both. The Company is currently in the process of identifying any potential impact on its financial statements and is planning on implementing this standard in 2005.

CONSOLIDATED FINANCIAL STATEMENTS

COUNSEL CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	September 30,	December 31,
	2004	2003
	$	$
	(Unaudited)	(Audited)
Assets
Current assets
Cash and cash equivalents	3,404	16,996
Short-term investments (market value $4,592; 2003 - $4,525)	4,276	2,381
Accounts receivable (net of allowance for doubtful
accounts of $2,267; 2003 - $3,008)	14,664	18,719
Loans receivable	2,911	2,773
Prepaid expenses and deposits	2,770	2,863
Assets of discontinued operations (note 9)	1,629	2,315

	29,654	46,047
Long-term assets
Income producing properties (note 4)	47,903	42,225
Properties under development (note 5)	6,114	7,600
Loans receivable	3,380	3,894
Portfolio investments	4,295	4,745
Property, plant and equipment, net	4,988	7,787
Intangible assets, net	5,872	8,546
Goodwill	947	947
Other assets	1,245	896
Assets of discontinued operations (note 9)	4,232	20,902

	108,630	143,589

Liabilities
Current liabilities
Revolving credit facility	7,265	12,127
Accounts payable and accrued liabilities	33,241	33,404
Unearned revenue	970	4,011
Current portion of mortgages and loans payable	6,390	4,377
Current portion of capital leases	2,140	2,715
Future income tax liabilities	1,501	1,110
Income tax payable	1,030	524
Liabilities of discontinued operations (note 9)	8,878	9,712

	61,415	67,980
Long-term liabilities
Mortgages and loans payable	23,784	24,057
Capital leases	—	1,631
Convertible preferred shares	12,115	11,200
Future income tax liabilities	39,547	37,934
Liabilities of discontinued operations (note 9)	—	13,871

	136,861	156,673

Non-controlling interest	1,154	1,066

Contingencies and guarantees (note 6)

Shareholders’ equity (deficiency)	(29,385)	(14,150)

	108,630	143,589

The accompanying notes are an integral part of these interim consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2003.

COUNSEL CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
For the period ended September 30, 2004 (In thousands of U.S. dollars)
(Unaudited)

				Equity	Equity
	Capital Stock			component	component	Foreign		Total
				of convertible	of convertible	currency	Retained	Shareholders'
	No. of common		Contributed	preferred	debentures	translation	earnings	equity
	shares	Amount	surplus	shares	payable	adjustment	(deficit)	(deficiency)
	(In 000's)	$	$	$	$	$	$	$
Balance — December 31, 2001	22,493	102,852	8,883	—	41,833	—	(118,074)	35,494
Common shares purchased for cancellation	(748)	(3,418)	1,886	—	—	—	—	(1,532)
Accretion of equity component of convertible								—
debentures payable	—	—	—	—	3,029	—	(3,029)	—
Gain on retirement of convertible debentures								—
payable, net of income taxes of $15	—	—	63	—	(210)	—	—	(147)
Net loss	—	—	—	—	—	—	(28,931)	(28,931)

Balance — December 31, 2002	21,745	99,434	10,832	—	44,652	—	(150,034)	4,884
Common shares purchased for cancellation	(1,352)	(6,153)	3,628	—	—	—	—	(2,525)
Equity component of convertible preferred shares	—	—	—	3,800	—	—	—	3,800
Debentures converted to common shares	28,194	40,861	4,474	—	(45,335)	—	—	—
Accretion of equity component of convertible								—
debentures payable	—	—	—	—	2,515	—	(2,515)	—
Foreign currency translation adjustment	—	—	—	—	—	3,112	—	3,112
Gain on retirement of convertible debentures								—
payable, net of income taxes of $66	—	—	671	—	(1,832)	—	—	(1,161)
Net loss	—	—	—	—	—	—	(22,260)	(22,260)

Balance — December 31, 2003	48,587	134,142	19,605	3,800	—	3,112	(174,809)	(14,150)
Adjustment related to the adoption of new accounting pronouncement (note 2)	—	—	528	—	—	—	(528)	—

Re-stated balance — December 31, 2003	48,587	134,142	20,133	3,800	—	3,112	(175,337)	(14,150)
Common shares purchased for cancellation	(700)	(1,932)	1,594	—	—	(70)	—	(408)
Equity component of convertible preferred shares	—	—	—	120	—	—	—	120
Dividend on convertible preferred shares	—	—	—	—	—	—	(120)	(120)
Foreign currency translation adjustment	—	—	—	—	—	486	—	486
Stock based compensation (note 2)	—	—	609	—	—	—		609
Net loss	—	—	—	—	—	—	(15,922)	(15,922)

Balance — September 30, 2004	47,887	132,210	22,336	3,920	—	3,528	(191,379)	(29,385)

The accompanying notes are an integral part of these interim consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2003.

COUNSEL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the three and nine months ended September 30 (In thousands of U.S. dollars)
(Unaudited)

	Three months ended September 30		Nine months ended September 30
	2004	2003	2004	2003
	$	$	$	$
Revenues
Telecommunication services	27,389	35,003	86,862	101,622
Communication technology licensing	—	1,049	540	2,099
Income producing properties	2,229	1,901	6,680	5,672

	29,618	37,953	94,082	109,393

Operating costs and expenses
Telecommunication costs (exclusive of depreciation and amortization shown below)	15,349	20,072	47,461	67,139
Income producing properties (exclusive of depreciation and amortization shown below)	1,127	882	3,649	2,873
Selling, general and administrative	15,497	14,777	46,950	46,213
Provision for doubtful accounts	941	1,465	3,908	3,771
Depreciation and amortization	2,326	2,597	7,243	7,527

	35,240	39,793	109,211	127,523

Operating loss before undernoted items	(5,622)	(1,840)	(15,129)	(18,130)

Gains and other income
Gain on sale of short-term investments	124	1,617	1,362	3,994
Other	204	2,578	971	2,578
Impairments and other losses
Write-down of short-term investments	(9)	—	(511)	(133)
Write-down of portfolio investments	(400)	—	(400)	(650)
Other	(73)	(657)	(486)	(657)

Income (loss) before the undernoted	(5,776)	1,698	(14,193)	(12,998)

Interest income	126	395	303	547
Interest expense	(1,523)	(804)	(4,524)	(2,746)

Income (loss) before income taxes, non-controlling interest and discontinued operations	(7,173)	1,289	(18,414)	(15,197)

Provision for income taxes	(1,286)	(882)	(2,072)	(896)
Non-controlling interest	(13)	—	(56)	—

Income (loss) from continuing operations	(8,472)	407	(20,542)	(16,093)
Income (loss) from discontinued operations (note 9)	(11)	376	4,620	(1,152)

Net income (loss)	(8,483)	783	(15,922)	(17,245)

Basic and diluted net income (loss) per share (note 7):
Continuing operations	(0.18)	(0.01)	(0.42)	(0.85)
Discontinued operations	(0.00)	0.02	0.10	(0.05)

Basic and diluted net income (loss) per share	(0.18)	0.01	(0.32)	(0.90)

Weighted average number of common shares outstanding (in thousands) — Basic and diluted	48,268	20,593	48,480	21,045

The accompanying notes are an integral part of these interim consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2003.

COUNSEL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three and nine months ended September 30 (In thousands of U.S. dollars)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
	$	$	$	$
Cash provided by (used in)
Operating activities
Income (loss) from continuing operations	(8,472)	407	(20,542)	(16,093)
Non-cash items Future income taxes	464	889	1,613	938
Depreciation of property, plant and equipment	1,153	1,499	3,636	4,952
Depreciation of income producing properties	309	—	884
Amortization of intangible assets	850	1,098	2,674	2,531
Other amortization	14	—	49	—
Gain on sale of short-term investments	(124)	(1,617)	(1,362)	(3,994)
Write-down of short-term investments	9	—	511	133
Write-down of portfolio investments	400	—	400	650
Gain on discharge of obligation	—	—	(667)	—
Other impairments or losses	73	—	439	—
Loss on sale of other assets	—	—	47	—
Accretion of liability component of convertible debentures payable	—	12	—	36
Stock received on sale transactions	—	(123)	—	(1,223)
Assignment of certain assets	—	(2,578)	—	(2,578)
Discharge of obligations	—	—	—	(394)
Dividends on preferred shares	480	—	480	—
Accretion of liability component of convertible preferred shares	306	—	555	—
Stock based compensation	—	—	609	—
Non-controlling interest	13	—	56	—
Changes in non-cash working capital related to operations (Increase) decrease in accounts receivable	106	2,026	4,055	(128)
(Increase) decrease in income taxes recoverable	666	1,104	897	3,840
(Increase) decrease in other assets	7	943	(305)	(139)
Increase (decrease) in accounts payable and accrued liabilities	297	718	117	2,372
Increase (decrease) in unearned revenue	(526)	(304)	(3,041)	9,003

Cash provided by (used in) continuing operations	(3,975)	4,074	(8,895)	(94)
Cash provided by (used in) discontinued operations	444	359	(839)	(2,122)

	(3,531)	4,433	(9,734)	(2,216)

Investing activities
Purchase of short-term investments	—	—	(5,689)	(185)
Purchase of property, plant and equipment	(478)	(333)	(886)	(1,710)
Investment in property under development	(439)	(994)	(3,884)	(1,777)
Proceeds on sale of short-term investments	941	2,476	4,695	6,438
Proceeds on sale of portfolio investments	—	125	—	125
Proceeds on sale of property, plant and equipment	—	—	—	160
Discontinued operations	—	—	22,067	1,583

	24	1,274	16,303	4,634

Financing activities
Net draws (repayments) on revolving credit facility	111	(929)	(4,862)	4,833
Repayment of mortgages and loans payable	(247)	(93)	(1,836)	(421)
Borrowing of mortgages and loans payable	1,062	—	2,916	—
Capital lease repayments	(876)	(601)	(2,206)	(1,869)
Common shares purchased for cancellation	(408)	(511)	(408)	(2,512)
Retirement of convertible debentures payable	—	(534)	—	(1,148)
Repayment of liability component of convertible debenture payable	—	—	—	(1,416)
Non-controlling interest	68	—	32	—
Discontinued operations	—	(67)	(13,866)	829

	(290)	(2,735)	(20,230)	(1,704)

Increase (decrease) in cash and cash equivalents	(3,797)	2,972	(13,661)	714
Cash and cash equivalents — beginning of period	8,071	7,779	17,935	10,037

Cash and cash equivalents — end of period	4,274	10,751	4,274	10,751
Less: cash and cash equivalents — discontinued operations	870	2,920	870	2,920

Cash and cash equivalents — continuing operations	3,404	7,831	3,404	7,831

Supplementary information
Cash paid (received) during the period
Interest	1,118	930	3,357	3,866
Income taxes	(16)	(1,431)	(47)	(4,031)
Non-cash investing and financing activities:
Mortgages and loans assumed on acquisition of income producing properties	—	—	—	1,328
Communications shares acquired on sale transaction	—	123	—	1,816
Assets acquired on purchase transaction	—	2,836	—	2,836
Notes payable incurred for the purchase of software and software licenses	—	921	—	921

The accompanying notes are an integral part of these interim consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2003.

COUNSEL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2004
(In thousands of U.S. dollars, except per share amounts)

1. Description of the business

Counsel Corporation (“Counsel” or “the Company”) is a diversified company focused on acquiring and building businesses in two specific sectors: communications in the United States and real estate in Canada.

The Company engages in the communications sector through its investment in Acceris Communications Inc. (“Acceris”). Acceris is a supplier of voice, data and enhanced communications products and services. Through direct and indirect subsidiaries in the United States, Acceris operates a U.S. facilities-based telecommunications carrier providing long distance voice services to retail customers, and long distance voice and data services to small- to medium-sized businesses. Acceris also licenses a fully developed network convergence solution for voice and data based on its Internet Protocol communications technology, and commenced a patent enforcement strategy to protect its intellectual property.

Acceris has incurred substantial operating losses and negative cash flows from operations since inception and had a shareholders’ deficit of $58,190 and negative working capital of $22,092 at September 30, 2004. Acceris is financing its operations through amounts provided by Counsel with an outstanding loan balance of $50,006 and a revolving credit facility with an outstanding balance of $7,265, respectively, as of September 30, 2004. Counsel has agreed to fund, through long-term inter-company advances or equity contributions, all capital investment, working capital or other operational cash requirements of Acceris (the “Keep Well”). The Keep Well obligates Counsel to continue its financial support of Acceris through June 30, 2005. During the first nine months of 2004, Counsel advanced Acceris approximately $11,702 under its Keep Well. During 2004, Acceris intends to approach the capital markets directly to raise funds. Should this not occur Acceris will call upon the Keep Well. At September 30, 2004, Counsel has $7,680 in cash and equivalents and short-term investments to support any requirements under the Keep Well. Counsel also has the ability to obtain additional financing on its existing assets, including but not limited to its 91% equity interest in Acceris and loans receivable from Acceris, as well as its long-term care, real estate and other corporate assets. While management believes that the Company will be able to meet its commitments, the possibility exists that unforeseen events, adverse business conditions, or other factors could affect the Company’s liquidity. If such events or conditions occur, management believes the Company could pursue alternative plans. However, there can be no assurance that such alternatives will be available or that management will be successful in their implementation.

The independent registered public accounting firm’s report on the consolidated financial statements of Acceris Communications Inc., a subsidiary of the Company, included in its annual report on Form 10-K/A#1 for the year ended December 31, 2003, an explanatory paragraph regarding the Acceris’ ability to continue as a going concern.

The Company entered the real estate sector during the third quarter of 2002 through the acquisition of five retail shopping centres in Canada. The Company has property under development in Brampton, Guelph and Peterborough, Ontario.

2. Summary of significant accounting policies

Basis of presentation

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and are presented in U.S. dollars. These interim consolidated financial statements should be read in conjunction with the most recent audited annual financial statements, as at December 31, 2003, and the notes thereto. In the opinion of management, all adjustments considered necessary for a fair presentation of results for the periods reported have been included. The interim consolidated financial statements conform in all material respects to the requirements of Canadian GAAP for interim financial statements and, accordingly, do not contain all the note disclosures found in the annual financial statements. The interim consolidated financial statements follow the same accounting policies and methods of their application as the audited annual financial statements.

Certain comparative figures have been reclassified to conform to the current period financial statement presentation.

Significant Accounting policies

Discussed below, are the new policies adopted in the period from those set out in Note 2 of the consolidated financial statements at December 31, 2003.

Income producing properties

Effective January 1, 2004, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) with respect to GAAP and general standards of financial statement presentation. These standards lay out a framework for the application of GAAP and the fair presentation of financial standards in accordance with GAAP. This standard is effective for fiscal years beginning on or after October 1, 2003. As a result of these new recommendations, effective January 1, 2004, the Company adopted the change to amortize its buildings on a straight-line basis, over their remaining useful economic life, as the sinking fund method of amortization is no longer considered to be GAAP. Previously, buildings were amortized using the sinking fund method whereby the cost of the building was amortized over a maximum period of 30 years in a series of annual installments increasing at a rate of 5%, compounded annually. This change in accounting policy has been applied prospectively and has the effect of increasing the net loss for the nine months ended September 30, 2004 by $459.

Stock-based compensation plans

In the first quarter of 2004, the Company adopted Section 3870 of the CICA Handbook, “Stock-based Compensation and Other Stock-based Payments” (“CICA HB 3870”). This standard requires the Company to recognize an expense in the financial statements for all forms of employee stock-based compensation, including stock options. The adoption of the new accounting principle for the Company has been applied retroactively, without restatements to prior periods. Retained earnings at December 31, 2003 was reduced by $528, with an offsetting increase in contributed surplus for those periods. A compensation expense of $599 has been recognized in first nine months of 2004.

The table below discloses the pro forma effect on the three and nine months ended September 30, 2003, had those prior periods been subject to CICA HB 3870:

	Three months ended	Nine months ended
	September 30, 2003	September 30, 2003
	$	$
Net income (loss), as reported	783	(17,245)
Stock based compensation adjustment	(415)	(957)

Adjusted net income (loss) for the period	368	(18,202)

Adjusted basic and diluted net earnings (loss) per share	(0.02)	(0.97)

3. Recent accounting pronouncements

Consolidation of variable interest entities

The CICA issued accounting guideline AcG-15, Consolidation of Variable Interest Entities (“VIEs”), which will be effective for all fiscal periods beginning on or after November 1, 2004. The guideline requires the Company to identify VIEs in which the Company have an interest, determine whether the Company is the primary beneficiary of such entities, and if so, to consolidate the VIE. A VIE is an entity that is structured such that either (a) the equity is not sufficient to permit the entity to finance its activities without external support, or (b) equity investors lack either direct or indirect ability to make decisions about the entity’s activities, an obligation to absorb expected losses or the right to receive expected residual returns. A primary beneficiary is an enterprise that will absorb a majority of a VIEs expected losses, receive a majority of its expected residual returns, or both. The Company is currently in the process of identifying any potential impact on its financial statements and is planning to implement this standard in 2005.

4. Income producing properties

Income producing properties are as follows:

		September 30, 2004
			Accumulated
		Cost	deprecation	Net
Property	Location	$	$	$
Portage Place	Peterborough, Ontario	19,807	(689)	19,118
Southland Mall	Winkler, Manitoba	7,475	(258)	7,217
Suncoast Mall	Goderich, Ontario	8,009	(278)	7,731
Willowcreek Centre I	Peterborough, Ontario	4,789	(167)	4,622
Humboldt Mall	Humboldt, Saskatchewan	1,197	(41)	1,156
1250 Steeles Ave. West I	Brampton, Ontario	2,620	(134)	2,486
Imperial Square	Guelph, Ontario	5,667	(94)	5,573

		49,564	(1,661)	47,903

		December 31, 2003
			Accumulated
		Cost	deprecation	Net
Property	Location	$	$	$
Portage Place	Peterborough, Ontario	19,384	(316)	19,068
Southland Mall	Winkler, Manitoba	7,316	(116)	7,200
Suncoast Mall	Goderich, Ontario	7,833	(126)	7,707
Willowcreek Centre I	Peterborough, Ontario	4,686	(76)	4,610
Humboldt Mall	Humboldt, Saskatchewan	1,171	(18)	1,153
1250 Steeles Ave. West I	Brampton, Ontario	2,564	(77)	2,487

		42,954	(729)	42,225

5. Properties under development

Properties under development are as follows:

		September 30,	December 31,
		2004	2003
Property	Location	$	$
Imperial Square	Guelph, Ontario	1,347	3,411
Willowcreek II	Peterborough, Ontario	3,721	3,511
1250 Steeles Ave. West II	Brampton, Ontario	1,046	678

		6,114	7,600

In the first nine months of 2004, the Company continued the development of the Imperial Square property. During 2004, $5,668 has been transferred to income producing properties due to the commencement of leases with new tenants. Construction of the strip centre is expected to be completed in 2004.

Subsequent to the second quarter of 2004, the Company commenced construction of two restaurant pads adjoining its income producing property at 1250 Steeles Ave West. The development is expected to cost approximately $1,500. The costs to complete are approximately $1,200, with completion expected by the end of 2004. The Company has secured a renewal of its mortgage on the property and increased its development loan facility to $1,050.

6. Contingencies and guarantees

Contingencies

The Company, from time to time, is involved in various claims, legal proceedings and complaints arising in the ordinary course of business. Other than set out below, the Company is not aware of any pending or threatened proceedings that would have a material adverse effect on the consolidated financial condition or future results of the Company.

On October 31, 2003, the Company settled its outstanding 6% convertible debentures at maturity by delivering 690 common shares for each thousand dollars of principal, resulting in the issuance of 28.2 million common shares. A significant debenture holder filed a lawsuit to restrain the Company from satisfying its obligation to repay the debentures at maturity by delivering common shares. On October 28, 2003 the Ontario Superior Court of Justice dismissed the lawsuit. The debenture holder has appealed this decision.

On April 16, 2004, certain shareholders of Acceris (the “Plaintiffs”) filed a putative derivative complaint in the Superior Court of the State of California in and for the County of San Diego, (the “Complaint”) against Acceris, WorldxChange Corporation (sic), Counsel Communications LLC, and Counsel as well as certain present and former officers and directors of Acceris, some of whom also are or were directors and/or officers of the other corporate defendants (collectively, the “Defendants”). The Complaint alleges, inter alia, that the Defendants, in their respective roles as controlling shareholder and directors and officers of Acceris committed breaches of the fiduciary duties of care, loyalty and good faith and were unjustly enriched, and that the individual Defendants committed waste of corporate assets, abuse of control and gross mismanagement. The Plaintiffs seek compensatory damages, restitution, disgorgement of allegedly unlawful profits, benefits and other compensation, attorneys’ fees and expenses in connection with the Complaint. Acceris and Counsel believe that these claims, in their entirety, are without merit and intend to vigorously defend this action. There is no assurance that this matter will be resolved in Acceris’ or Counsel’s favour and an unfavourable outcome of this matter could have a material adverse impact on the Company’s business, results of operations, financial position or liquidity.

Counsel, Acceris and several of Acceris’ current and former executives and Acceris’ board members were named in a securities action filed in the Superior Court of the State of California in and for the County of San Diego on April 16, 2004, in which the plaintiffs made claims nearly identical to those set forth in the derivative suit described above. Acceris and Counsel believe that these claims in their entirety are without merit and intend to vigorously defend this action. There is no assurance that this matter will be resolved in

Acceris and Counsel’s favour and an unfavourable outcome of this matter could have a material adverse impact on the Company’s business, results of operations, financial position or liquidity.

In connection with Acceris’ efforts to enforce its patent rights, Acceris Communications Technologies Inc. filed a patent infringement lawsuit against ITXC Corp. (“ITXC”) in the United States District Court of the District of New Jersey on April 14, 2004. The complaint alleges that ITXC’s VoIP services and systems infringe the Company’s U.S. Patent No. 6,243,373, entitled “Method and Apparatus for Implementing a Computer Network/Internet Telephone System.” On May 7, 2004, ITXC filed a lawsuit against Acceris Communications Technologies Inc., and the Company, in the United States District Court for the District of New Jersey for infringement of five ITXC patents relating to VoIP technology, directed generally to the transmission of telephone calls over the Internet and the completion of telephone calls by switching them off the Internet and onto a public switched telephone network. Acceris believes that the allegations contained in ITXC’s complaint are, in their entirety, without merit and Acceris intends to provide a vigorous defense to ITXC’s claims. There is no assurance that this matter will be resolved in Acceris’ favour and an unfavourable outcome of this matter could have a material adverse impact on the Company’s business, results of operations, financial position or liquidity.

At Acceris’ Adjourned Meeting of Stockholders held on December 30, 2003, the stockholders approved an amendment to the Articles of Incorporation, deleting Article VI thereof (regarding liquidations, reorganizations, mergers and the like). Stockholders who were entitled to vote at the meeting and advised Acceris in writing prior to the vote on the amendment, that they dissented and intended to demand payment for their shares if the amendment was effectuated, were entitled to exercise their appraisal rights and obtain payment in cash for their shares under Sections 607.1301 – 607.1333 of the Florida Business Corporation Act, provided their shares were not voted in favor of the amendment. In January 2004, appraisal notices in compliance with Florida corporate statutes were sent to all stockholders who had advised Acceris of their intention to exercise their appraisal rights. The appraisal notices included Acceris’ estimate of the fair value of its shares, being $4.00 per share on a post-split basis. These stockholders had until February 29, 2004 to return their completed appraisal notices along with certificates for the shares for which they were exercising their appraisal rights. Approximately 33 stockholders holding approximately 74,000 shares had returned completed appraisal notices by February 29, 2004. A stockholder of 20 shares notified accepted of the offer of $4.00 per share, while the stockholders of the remaining shares did not accept the offer. Subject to the qualification that Acceris may not make any payment to a stockholder seeking appraisal rights if, at the time of payment, its total assets are less than its total liabilities, stockholders who accepted its offer to purchase their shares at the estimated fair value will be paid for their shares within 90 days of receipt of a duly executed appraisal notice. If Acceris should be required to make any payments to dissenting stockholders, Counsel will fund any such amounts through the purchase of shares of common stock. Stockholders who did not accept Acceris’ offer were required to indicate their own estimate of fair value. Because Acceris did not agree with the estimates submitted by most of the dissenting shareholders, Acceris has sought a judicial determination of the fair value of the common stock held by the dissenting stockholders. On June 24, 2004, Acceris filed suit against the dissenting shareholders seeking a declaratory judgment, appraisal and other relief in the Circuit Court for the 17th Judicial District in Broward County, Florida. There is no assurance that this matter will be resolved in Acceris’ favour and an unfavourable outcome of this matter could have a material adverse impact on the Company’s business, results of operations, financial position or liquidity.

Guarantees

The Company has guaranteed the repayment of certain mortgages amounting to $40,447. Seven of these mortgages, amounting to $31,103, are payable by a limited partnership in which the Company has a 50% equity interest. The Company’s investment in this limited partnership has a carrying value of $nil. In 1984 the Company sold seven long-term care facilities to the limited partnership. The Company continues to act as guarantor for the repayment of the first mortgages on the facilities, which were assumed by the limited partnership. The limited partnership is in compliance with the terms of the mortgages and, accordingly, the Company has not recognized any liability that may arise under the guarantees provided. The Company believes that the value of the facilities, which have been provided as collateral for the guarantee, is in excess of the amount of the mortgages and, on a sale or liquidation, would be sufficient to reimburse the Company for any payments that become due under these guarantees.

In addition, the Company has provided a guarantee for the repayment of a mortgage of $9,344 payable by another limited partnership. In 1985 the Company sold a long-term care facility to the limited partnership. The mortgage on the facility was assumed by the partnership and continues to be guaranteed by the Company. The Company receives a fee for this guarantee. The Company has no equity interest in the partnership; however, it does receive an annual incentive fee from the partnership based on the partnership’s financial performance and is entitled to participate in the proceeds of a sale or refinancing of the facility. The limited partnership is in compliance with the terms of the mortgage and, accordingly, the Company has not recognized any liability that may arise under this guarantee. The Company believes that the value of the facility, which has been provided as collateral for the guarantee, is in excess of the amount of the mortgage and, on a sale or liquidation, would be sufficient to reimburse the Company for any payment that becomes due under this guarantee.

In October 2004, Counsel agreed to subordinate all of its debt in Acceris in favour of both the revolving credit facility and newly issued convertible debenture (as discussed in Note 10). Under the subordination agreement, Counsel further agreed to guarantee Acceris’ revolving credit facility and convertible debentures and to pledge all of its shares owned in Acceris as security for the related debts.

7. Supplemental information

The following is a reconciliation of the numerators and denominators used in computing basic and diluted loss per share.

	Three months ended		Nine months ended
	September 30		September 30
	2004	2003	2004	2003
Basic and diluted net earnings (loss) per share:
Numerator:
Loss from continuing operations	$(8,472)	$407	$(20,542)	$(16,093)
Accretion of equity component of debentures payable	$—	$(702)	$—	$(2,232)

Loss attributable to common shareholders — continuing operations	$(8,472)	$(295)	$(20,542)	$(18,325)

Income (loss) from discontinued operations	$(11)	$376	$4,620	$(1,152)

Denominator:
Weighted average common shares outstanding (000’s)	48,268	20,593	48,480	21,045

Basic and diluted loss per share from continuing operations	$(0.18)	$(0.01)	$(0.42)	$(0.85)
Basic and diluted income (loss) per share from discontinued operations	$(0.00)	$0.02	$0.10	$(0.05)

Basic and diluted net income (loss) per share	$(0.18)	$0.01	$(0.32)	$(0.90)

Potential common share equivalents, incremental shares from stock options, and shares issuable upon conversion of convertible debentures and the convertible preferred shares have been excluded from the loss per share calculation, as they are anti-dilutive.

8. Agent warrant program

During the first quarter of 2004, Acceris launched the Acceris Communications Inc. Platinum Agent Program (the “Agent Warrant Program”), which provides for the issuance of warrants to purchase up to 1,000,000 shares of Acceris’ common stock to independent agents who participate in the Agent Warrant Program. The Agent Warrant Program was established to encourage and reward consistent, substantial and persistent production by selected commercial agents serving Acceris’ domestic markets and to strengthen Acceris’ relationships with these agents by granting long-term incentives in the form of the warrants to purchase the Acceris’ common stock at current price levels. The Agent Warrant Program is administered by the Compensation Committee of the Board of Directors of Acceris.

Participants in the Agent Warrant Program will be granted warrants upon commencement, the vesting of which is based on maintaining certain revenue levels for a period of 24 months. The grants are classified into tiers based on commissionable revenue levels, the vesting period of which begins upon the achievement of certain commissionable revenue levels during the eighteen month period beginning February 1, 2004. Vesting of warrants within each tier occurs 50% after 12 months and 100% after 24 months, dependent on the agent maintaining the associated revenue level for the entire period of vesting.

As of September 30, 2004, 600,000 warrants have been issued under the Agent Warrant Program, none of which have met the requirements to begin vesting. The warrants issued under the plan will be accounted for under CICA HB 3870 Stock Based Compensation. Accordingly, the Company will recognize an expense associated with these warrants over the vesting period based on the then current fair market value of the warrants calculated at each reporting period. At such time as the vesting for any warrants begins, the expense will be included in selling, general and administrative expense. As the vesting period has not commenced for any of the warrants issued prior to September 30, 2004, no expense has been recognized in the accompanying interim consolidated statement of operations for the three or nine months ended September 30, 2004.

9. Discontinued operations

The Company has a number of discontinued operations. Long-term care is subject to a formal plan of disposal while medical products and services (“MPS”) and communications operations have been sold.

Discontinued operations have been presented on a segmented basis to enhance the reader’s understanding of the financial information presented.

Long-term care
During the fourth quarter of 2002, the Company adopted a formal plan of disposal for its long-term care facilities, due to a strategic decision to exit the business.

In October 2003, the Company received notices of intent from the lessee of five retirement centres in Ontario and British Columbia to exercise options to purchase the centres. The total purchase price pursuant to the options is Cdn $30,000, before costs of disposition. The sale closed May 31, 2004, with a $4,563 gain on sale being recognized in discontinued operations.

The remaining seniors living facilities are expected to be sold within the next 12 months.

Communications
During the fourth quarter of 2002, the Company’s subsidiary, Acceris, adopted a formal plan of disposal for its VoIP network and customers.

On December 6, 2002, the Company entered into an agreement to sell substantially all of the assets and customer base of I-Link Communications Inc. (“ILC”), a wholly owned subsidiary, to Buyers United, Inc. (“BUI”). The sale includes the physical assets required to operate Acceris’ nationwide network using its patented VoIP technology (constituting the core business of ILC) and a license in perpetuity to use Acceris’ proprietary software platform. The sale closed on May 1, 2003 and provided for a post closing cash settlement between the parties. The sale price consisted of 300,000 shares of Series B convertible preferred stock (8% dividend) of BUI, subject to adjustment in certain circumstances, of which 75,000 shares were subject to an earn-out provision (contingent consideration). During the twelve months ending December 31, 2003, 64,286 shares of the contingent consideration were earned and were included as a component of gain (loss) from discontinued operations. The fair value of the 225,000 shares (non-contingent consideration to be received) of BUI convertible preferred stock was determined to be $1,350 as of December 31, 2002. As of December 31, 2003, the combined fair value of the original shares (225,000) and the shares earned from the contingent consideration (64,286 shares) was determined to be $1,916, which increase was included in the calculation of gain (loss) from discontinued

operations for the year ended December 31, 2003. In the first quarter of 2004, the Company recorded a gain from discontinued operations of $103. This gain was due to the receipt of the remaining 10,714 shares of common stock as contingent consideration, which is recorded as additional gain on assets held for sale.

MPS
Medical products and services (“MPS”) represents the Company’s discontinued medical products operations, pharmaceutical products operations, pharmacy services operations, and home health care operations.

A summary of the carrying value of the assets and liabilities for discontinued operations is as follows:

	September 30,			December 31,
	2004			2003
	Long-term
	care	Communications	Total	Total
	$	$	$	$

Assets
Current
Cash and cash equivalents	870		870	939
Accounts receivable	507		507	500
Other assets	252		252	876

	1,629	—	1,629	2,315

Long-term
Mortgage receivable	2,028		2,028	1,952
Property, plant and equipment, net	2,204		2,204	18,665
Goodwill			—	285

	4,232	—	4,232	20,902

Total assets	5,861	—	5,861	23,217

Liabilities
Current
Accounts payable and accrued liabilities	8,878		8,878	9,262
Mortgages and loans payable			—	238
Unearned revenue			—	212

	8,878	—	8,878	9,712

Long-term
Mortgages and loans payable	—	—	—	13,871

	—	—	—	13,871

Total liabilities	8,878	—	8,878	23,583

The composition of earnings (loss) from discontinued operations is as follows:

	For the three months ended September 30, 2004
	Long-term care	Communications	MPS	Total
	$	$	$	$

Revenue	9,284	—	—	9,284

Earnings (loss) before income taxes	(29)	—	35	6
Income taxes	17	—	—	17

Net earnings (loss)	(46)	—	35	(11)

	For the three months ended September 30, 2003
	Long-term care	Communications	MPS	Total
	$	$	$	$
Revenue	9,397	—	—	9,397

Earnings (loss) before income taxes	94	213	23	330
Income taxes (credit)	(46)	—	—	(46)

Net earnings (loss)	140	213	23	376

	For the nine months ended September 30, 2004
	Long-term care	Communications	MPS	Total
	$	$	$	$
Revenue	28,265			28,265

Earnings (loss) before income taxes	4,909	103	(177)	4,835
Income taxes (credit)	215	—	—	215

Net earnings (loss)	4,694	103	(177)	4,620

	For the nine months ended September 30, 2003
	Long-term care	Communications	MPS	Total
	$	$	$	$
Revenue	27,371	2,022	—	29,393

Earnings (loss) before income taxes	(1,785)	307	372	(1,106)
Income taxes	46	—	—	46

Net earnings (loss)	(1,831)	307	372	(1,152)

10. SUBSEQUENT EVENTS

In October 2004, Acceris entered into an agreement for the issuance of a Convertible Term Note in the principal amount of $5,000 due October 14, 2007. The Note provides that the principal amount outstanding bears interest at the prime rate as published in the Wall Street Journal plus 3% (but not less than 7% per annum) decreasing by 2% (but not less than 0%) for every 25% increase in the Market Price (as defined therein) above the fixed conversion price following the effective date of the registration statement covering the Common Stock issuable upon conversion of the Note. Should Acceris default under the agreement and fail to remedy the default on a timely basis, interest under the note will increase by 2% per month and the note may become immediately due inclusive of a 20% premium to the then outstanding principal. Interest is payable monthly in arrears, commencing November 1, 2004. Principal is payable at the rate of approximately $147 per month commencing January 1, 2005, in cash or registered common stock. Payment amounts will be converted into stock if (i) the average closing price for five trading days immediately preceding the repayment date is at least 100% of the Fixed Conversion Price, (ii) the amount of the conversion does not exceed 25% of the aggregate dollar trading volume for the 22-day trading period immediately preceding the repayment date, (iii) a registration statement is effective covering the issued shares and (iv) no Event of Default exists and is continuing. In the event the monthly payment must be paid in cash, then the Company shall pay 102% of the amount due in cash. Acceris has the right to prepay the Note, in whole or in part, at any time by giving seven business days written notice and paying 120% of the outstanding principal amount of the Note. The holder may convert the Note, in whole or in part, into shares of Common Stock at any time upon one business day’s prior written notice. The Note is convertible into shares of the Company’s common stock at an initial fixed conversion price of $0.88 per share of common stock (105% of the average closing price for the 30 trading days prior to the issuance of the Note) not to exceed, however, 4.99% of the outstanding shares of common stock, of Acceris, (including issuable shares from the exercise of the warrants payments of interest, or any other shares owned).

Pursuant to a Master Security Agreement, Acceris granted a blanket lien on all its property and that of certain of its subsidiaries to secure repayment of the obligation and, pursuant to a Stock Pledge Agreement, Counsel Communications, LLC and Counsel Corporation (US) pledged the shares of Acceris held by it as further security. In addition, Acceris Communications Technologies, Inc., Acceris Communications Corp., Counsel Corporation and Counsel Communications LLC and Counsel Corporation (US) jointly and severally guaranteed the obligations to the Lender. Acceris paid a closing fee of 3.9% of the aggregate principal amount of the Note or $195 and reimbursed the Purchaser for its expenses in connection with the transaction in the aggregate amount of $31. So long as 25% of principal amount of the Note is outstanding, Acceris agreed that it will not pay dividends on its Common Stock, among other things.

In addition, Acceris issued its Common Stock Purchase Warrant (the “Warrant”) to the Purchaser, entitling the Purchaser to purchase up to one million shares of Acceris common stock, subject to adjustment. The Warrant entitles the Purchaser to purchase the stock through the earlier of (i) October 13, 2009 or (ii) the date on which the average closing price for any consecutive ten trading dates shall equal or exceed 15 times the Exercise Price. The Exercise Price shall equal $1.00 per share as to the first 250,000 shares, $1.08 per share for the next 250,000 shares and $1.20 per share for the remaining 500,000 shares, or 125%, 135% and 150% of the average closing price for ten trading days immediately prior to the date of the Warrant, respectively. Acceris agreed, pursuant to a Registration Rights Agreement, to file, within 30 days, a registration statement under the Securities Act of 1933, as amended, to register the shares issuable upon conversion of the Note as well as those issuable pursuant to the Warrant.

The Company is in the process of assessing the appropriate accounting for this multi-element financial instrument.

In October 2004, income tax legislation was passed in a foreign jurisdiction that confirms the release of a material future income tax obligation. In the fourth quarter of 2004, the Company expects to record a reduction in the future income tax liabilities of approximately $25,000, primarily as a result of this legislation being passed.

On October 2004, Counsel Real Estate acquired a 50% interest in a shopping centre in Welland, Ontario, having a gross leasable area of approximately 170,000 square feet. The purchase price of $2,800 was funded by an advance on a first mortgage of $2,100, secured by the property. Included in the first mortgage is additional financing of $800 which is being held in trust, to be released upon execution of a remerchandising plan specific to this centre.

11. SEGMENTED INFORMATION

The Company currently operates in two sectors, communications and real estate.

The communications sector consists of the Company’s subsidiary, Acceris. Acceris operates in two reportable segments, Telecommunications and Technologies:

•	Telecommunications includes the operations of Acceris Communications Corp. acquired in June 2001, and the former agent, residential and enterprise business of RSL, which was acquired in December 2002. This segment offers dial-around telecommunications product, 1+ product through two channels, namely, multi-level marketing (MLM) and commercial agents, and voice and data solutions to enterprise customers through an in-house sales force.

•	Technologies is the former technology services segment, acquired in March 2001, which offers a fully developed network convergence software solution for voice and data. The Company licenses certain developed technology to third party users.

The Company entered the real estate sector in 2002, when it completed the acquisition of five income-producing properties, consisting of approximately 730,000 square feet of leasable area and 13 acres of vacant land zoned for retail development in Canada. At September 30, 2004, Counsel owns seven income producing properties, consisting of 820,000 square feet, has two development projects ongoing, and has 13 acres of vacant land zoned for retail development in Canada

Each segment operates as a strategic business unit with separate operating management. The Company assesses performance based on operating income. The accounting policies for the segments are the same as those described in note 2 to these consolidated financial statements.

	For the three months ended September 30, 2004
			Real
	Telecommunications	Technologies	estate	Corporate	Total
	$	$	$	$	$

Revenue
Canada	—	—	2,229	—	2,229
United States	27,389	—	—	—	27,389

	27,389	—	2,229	—	29,618
Operating costs and expenses:
Telecommunication costs	15,349	—	—	—	15,349
Income producing properties	—	—	1,127	—	1,127
Selling, general and administrative	13,126	949	—	1,422	15,497
Provision for doubtful accounts	941	—	—	—	941
Depreciation and amortization	1,415	566	321	24	2,326

Operating income (loss) before undernoted items	(3,442)	(1,515)	781	(1,446)	(5,622)
Gains and other income:
Gain on sale of short-term investments	—	—	—	124	124
Other	204	—	—	—	204
Impairments and other losses:
Write-down of short-term investments	—	—	—	(9)	(9)
Portfolio investments	—	—	—	(400)	(400)
Other	—	—	—	(73)	(73)
Interest income	—	—	—	126	126
Interest expense	(706)	—	(425)	(392)	(1,523)

Earnings (loss) before income taxes and non-controlling interest	(3,944)	(1,515)	356	(2,070)	(7,173)
Provision for income taxes	—	—	—	(1,286)	(1,286)
Non-controlling interest	—	—	(13)	—	(13)

Segment earnings (loss) from continuing operations	(3,944)	(1,515)	343	(3,356)	(8,472)

Segment assets as of September 30
Continuing operations	26,304	3,230	2,095	71,140	102,769
Discontinued operations					5,861

	26,304	3,230	2,095	71,140	108,630

Segment long-lived assets as of September 30
(Income producing property, property under development, property, plant & equipment, intangibles and goodwill)
Canada			54,043	1,081	55,124
United States	8,346	2,281	—	73	10,700

	8,346	2,281	54,043	1,154	65,824

Goodwill as of September 30	947		—	—	947
Capital expenditures	320	—	—	204	524
Other significant non-cash items:
Amortization of deferred revenue	1,352	—	—	—	1,352
Income tax expense	—	—	—	(2,858)	(2,858)
Accretion of liability component of preferred shares	—	—	—	306	306

	For the three months ended September 30, 2003
			Real
	Telecommunications	Technologies	estate	Corporate	Total
	$	$	$	$	$

Revenue
Canada	—	—	1,901	—	1,901
United States	35,003	1,049	—	—	36,052

	35,003	1,049	1,901	—	37,953
Operating costs and expenses
Telecommunication costs	20,072	—	—	—	20,072
Income producing properties	—	—	882	—	882
Selling, general and administrative	13,027	954	—	796	14,777
Provision for doubtful accounts	1,465	—	—	—	1,465
Depreciation and amortization	1,994	517	68	18	2,597

Operating income (loss) before undernoted items	(1,555)	(422)	951	(814)	(1,840)
Gains and other income:
Gain on sale of short-term investments	—	—	—	1,617	1,617
Other	—	—	—	2,578	2,578
Impairments and other losses:
Other	—	—	—	(657)	(657)
Interest income	—	—	—	395	395
Interest expense	(416)	38	(363)	(63)	(804)

Earnings (loss) before income taxes	(1,971)	(384)	588	3,056	1,289
Provision for income taxes	—	—	—	(882)	(882)

Segment earnings (loss) from continuing operations	(1,971)	(384)	588	2,174	407

Capital expenditures	1,230	—	21	3	1,254
Other significant non-cash items:
Amortization of unearned revenue	9,935	330	—	—	10,265
Accretion of liability component of debentures payable	—	—	—	12	12

	For the nine months ended September 30, 2004
			Real
	Telecommunications	Technologies	estate	Corporate	Total
	$	$	$	$	$

Revenue
Canada	—	—	6,680	—	6,680
United States	86,862	540	—	—	87,402

	86,862	540	6,680	—	94,082
Operating costs and expenses
Telecommunication costs	47,461	—	—	—	47,461
Income producing properties	—	—	3,649	—	3,649
Selling, general and administrative	40,570	2,528	—	3,852	46,950
Provision for doubtful accounts	3,908	—	—	—	3,908
Depreciation and amortization	4,566	1,695	923	59	7,243

Operating income (loss) before undernoted items	(9,643)	(3,683)	2,108	(3,911)	(15,129)
Gains and other income:
Gain on sale of short-term investments	—	1,090	—	272	1,362
Other	971	—	—	—	971
Impairments and other losses:
Write-down and loss on sale of short-term investments	—	—	—	(511)	(511)
Portfolio investments	—	—	—	(400)	(400)
Other	—	—	—	(486)	(486)
Interest income	44	—	—	259	303
Interest expense	(2,186)	(13)	(1,171)	(1,154)	(4,524)

Earnings (loss) before income taxes and non-controlling interest	(10,814)	(2,606)	937	(5,931)	(18,414)
Provision for income taxes	—	—	—	(2,072)	(2,072)
Non-controlling interest	—	—	(56)	—	(56)

Segment earnings (loss) from continuing operations	(10,814)	(2,606)	881	(8,003)	(20,542)

Segment assets as at September 30
Continuing operations	26,304	3,230	2,095	71,140	102,769
Discontinued operations					5,861

	26,304	3,230	2,095	71,140	108,630

Segment long-lived assets as at September 30
(Income producing property, property under development, property, plant & equipment, intangibles and goodwill)
Canada	—	—	54,043	1,081	55,124
United States	8,346	2,281	—	73	10,700

	8,346	2,281	54,043	1,154	65,824

Goodwill as of September 30	947	—	—	—	947
Capital expenditures	715	—	—	219	934
Other significant non-cash items:
Amortization of unearned revenue	6,851	—	—	—	6,851
Income tax expense	—	—	—	(2,072)	(2,072)
Accretion of liability component of preferred shares	—	—	—	555	555

	For the nine months ended September 30, 2003
			Real
	Telecommunications	Technologies	estate	Corporate	Total
	$	$	$	$	$

Revenue
Canada	—	—	5,672	—	5,672
United States	101,622	2,099	—	—	103,721

	101,622	2,099	5,672	—	109,393
Operating costs and expenses
Telecommunication costs	67,139	—	—	—	67,139
Income producing properties	—	—	2,873	—	2,873
Selling, general and administrative	39,741	3,275	—	3,197	46,213
Provision for doubtful accounts	3,771	—	—	—	3,771
Depreciation and amortization	5,577	1,551	233	166	7,527

Operating income (loss) before undernoted items	(14,606)	(2,727)	2,566	(3,363)	(18,130)
Gains and other income:
Gain on sale of short-term investments	—	—	—	3,994	3,994
Other	—	—	—	2,578	2,578
Impairments and other losses:
Write-down and loss on sale of short-term investments	—	—	—	(133)	(133)
Portfolio investments	—	—	—	(650)	(650)
Other	—	—	—	(657)	(657)
Interest income	2	—	—	545	547
Interest expense	(1,227)	(259)	(1,070)	(190)	(2,746)

Earnings (loss) before income taxes	(15,831)	(2,986)	1,496	2,124	(15,197)
Provision for income taxes	—	—	—	(896)	(896)

Segment earnings (loss) from continuing operations	(15,831)	(2,986)	1,496	1,228	(16,093)

Capital expenditures	2,535	—	41	55	2,631
Other significant non-cash items:
Amortization of unearned revenue	17,044	484	—	—	17,528
Accretion of liability component of debentures payable	—	—	—	36	36

CORPORATE AND SHAREHOLDER INFORMATION

CORPORATE INFORMATION COUNSEL CORPORATION Scotia Plaza Suite 3200 40 King Street West Toronto, Ontario M5H 3Y2 Tel: 416 866 3000 Fax: 416 866 3061 Website: www.counselcorp.com	SHAREHOLDER INFORMATION

AUDITORS
BDO Dunwoody LLP
Chartered Accountants

TRANSFER AGENTS & REGISTRARS
Computershare Trust Company of Canada
Tel: 416 981 9500

Computershare Trust Company Inc
Tel: 303 984 4034

CAPITAL STOCK & EXCHANGE LISTINGS
At September 30, 2004 there were 48,887,262 common shares outstanding.

Counsel Corporation’s common shares are listed on The Toronto Stock Exchange under the symbol CXS and also trade on the OTC Electronic Bulletin Board in United States under the symbol CXSN.

SHAREHOLDER
& INVESTOR CONTACT
STEPHEN WEINTRAUB
Senior Vice President & Secretary
Tel: 416 866 3058
Fax: 416 866 3061
E-mail: saw@counselcorp.com